United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Financial Statements — March 31, 2011
BR GAAP/IFRS
Filed at CVM, SEC and SFC on 05/05/2011
Gerência Geral de Controladoria — GECOL

Vale S.A.
INDEX TO THE INTERIM FINANCIAL STATEMENTS

Page
Balance Sheet as of March 31, 2011 and December 31, 2010 for the consolidated and parent company	4

Statement of Income for the three-months periods ended March 31, 2011 and March 31, 2010 for the consolidated and parent company	6

Statement of Comprehensive Income for the three-months periods ended March 31, 2011 and March 31, 2010 for the consolidated and parent company	7

Statement of Changes in Stockholder’s Equity for the three-months periods ended March 31, 2011 and March 31, 2010 for the consolidated and parent company	8

Cash Flow Statement for the three-months periods ended March 31, 2011 and March 31, 2010 for the consolidated and parent company	9

Statement of Added Value for the three-months periods ended March 31, 2011 and March 31, 2010 for the consolidated and parent company	10

Notes to the Interim Financial Statements	11

(A free translation from the original in Portuguese)
Review Report of Independent
Accountants
To the Board of Directors and Shareholders
Vale S.A.
Introduction
We have reviewed the accompanying parent company and consolidated interim accounting information of Vale S.A., for the quarter ended March 31, 2011, comprising the balance sheet and the statements of income, comprehensive income, changes in equity and cash flows, for the quarter then ended, and a summary of significant accounting policies and other explanatory information.
Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.
Scope of review
We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent
company interim information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information.
Conclusion on the consolidated interim information
Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information.
Other matters
Interim statements
of value added
We have also reviewed the parent company and consolidated interim statements of value added for the quarter ended March 31, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not properly prepared, in all material respects, in relation to the interim accounting information taken as a whole.
Rio de Janeiro, May 5, 2011.
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ
Marcos Donizete Panassol
Contador CRC 1SP155975/O-8 “S” RJ

(A free translation from the original in Portuguese)
Balance Sheet

Balances as of	In thousands of reais

	Consolidated			Parent Company
	Notes	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
		(unaudited)		(unaudited)
Assets
Current assets
Cash and cash equivalents	7	19,138,882	13,468,958	10,126,446	4,823,377
Short-term investments	8	869,017	2,987,497	—	—
Derivatives at fair value	23	168,448	87,270	76,394	36,701
Financial assets available for sale		15,522	20,897	—	—
Accounts receivable	9	12,629,803	13,962,306	13,852,977	18,378,124
Related parties	27	185,829	90,166	2,168,941	1,123,183
Inventories	10	8,310,415	7,592,024	2,441,332	2,316,971
Recoverable taxes	12	2,926,240	2,795,557	2,013,802	1,960,606
Advances to suppliers		616,970	318,002	221,872	273,414
Others		1,366,498	1,070,123	62,551	178,655

		46,227,624	42,392,800	30,964,315	29,091,031

Assets held for sale		341,369	11,875,931	—	—

		46,568,993	54,268,731	30,964,315	29,091,031
Non-current assets
Related parties	27	15,807	8,032	1,930,346	1,936,328
Loans and financing agreements to receive		499,396	274,464	168,162	163,775
Prepaid expenses		422,445	254,366	—	—
Judicial deposits	17	3,133,748	3,062,337	2,367,482	2,312,465
Deferred income tax and social contribution	18	2,597,279	2,439,984	1,978,313	1,788,980
Recoverable taxes	12	766,036	612,384	130,817	124,834
Derivatives at fair value	23	763,006	501,722	450,348	284,127
Reinvestment tax incentive		540,240	239,269	540,240	239,269
Accounts receivable on realized assets held for sale		651,480	—	—	—
Others		654,965	695,638	282,473	283,180

		10,044,402	8,088,196	7,848,181	7,132,958

Investments	13	9,963,231	3,944,565	97,089,292	92,111,361
Intangible assets	14	18,735,518	18,273,788	13,528,217	13,563,108
Property, plant and equipment, net	15	132,008,067	130,086,834	46,052,365	44,461,771

		170,751,218	160,393,383	164,518,055	157,269,198

Total assets		217,320,211	214,662,114	195,482,370	186,360,229

(A free translation from the original in Portuguese)
Balance Sheet

Balance as of	In thousands of reais, except number of shares

(Continued)

	Consolidated			Parent Company
			December 31,		December 31,
	Notes	March 31, 2011	2010	March 31, 2011	2010
		(unaudited)		(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers and contractors		6,739,356	5,803,709	2,843,389	2,863,317
Payroll and related charges		1,316,791	1,965,833	775,666	1,270,360
Derivatives at fair value	23	40,687	92,182	—	—
Current portion of long-term debt	16	2,699,585	4,866,399	565,856	616,153
Short-term debt	16	967,773	1,144,470	—	—
Related parties	27	34,319	24,251	5,540,320	5,325,746
Taxes payable and royalties		442,636	441,609	168,173	203,723
Provision for income taxes		1,191,578	1,309,630	570,238	413,985
Employee postretirement benefits obligations		328,357	311,093	194,856	175,564
Provision for asset retirement obligations	17	115,200	128,281	40,016	44,427
Dividends and interest on capital		6,435,079	8,104,037	6,435,079	8,104,037
Others		1,529,723	1,852,688	731,808	705,227

		21,841,084	26,044,182	17,865,401	19,722,539

Liabilities direclty associated with assets held for sale		121,809	5,339,989	—	—

		21,962,893	31,384,171	17,865,401	19,722,539
Non-current liabilities
Derivatives at fair value	23	99,426	102,680	—	—
Long-term debt	16	37,625,077	37,779,484	16,010,429	15,907,762
Related parties	27	236	3,362	26,748,541	27,597,237
Employee postretirement benefits obligations		3,194,009	3,224,893	442,688	503,639
Provisions for contingencies	17	3,712,180	3,712,341	2,129,772	2,107,773
Deferred income tax and social contribution	18	14,115,012	12,947,141	4,616,911	3,574,271
Provision for asset retirement obligations	17	2,400,036	2,463,154	794,384	760,838
Stockholders’ Debentures		2,258,268	2,139,923	2,258,268	2,139,923
Redeemable non-controlling interest		1,054,951	1,186,334	—	—
Others		3,913,103	3,391,768	1,917,881	1,928,244

		68,372,298	66,951,080	54,918,874	54,519,687
Stockholders’ equity	22
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,108,579,618 (2010 - 2,108,579,618) issued		19,650,141	19,650,141	19,650,141	19,650,141
Common stock - 3,600,000,000 no-par-value shares authorized and 3,256,724,482 (2010 - 3,256,724,482) issued		30,349,859	30,349,859	30,349,859	30,349,859
Mandatorily convertible notes — common shares		440,663	445,095	440,663	445,095
Mandatorily convertible notes — preferred shares		984,809	996,481	984,809	996,481
Treasury stock - 99,649,562 (2010 - 99,646,571) preferred and 47,375,394 (2010 - 47,375,394) common shares		(4,826,127)	(4,826,127)	(4,826,127)	(4,826,127)
Results from operations with non-controlling stockholders		685,035	685,035	685,035	685,035
Results in the translation/issuance of shares		1,867,210	1,867,210	1,867,210	1,867,210
Valuation adjustment		(15,554)	(25,383)	(15,554)	(25,383)
Cumulative translation adjustments		(10,216,841)	(9,512,225)	(10,216,841)	(9,512,225)
Retained earnings		83,778,900	72,487,917	83,778,900	72,487,917

Total company stockholders’ equity		122,698,095	112,118,003	122,698,095	112,118,003
Non-controlling interests		4,286,925	4,208,860	-

Total stockholders’ equity		126,985,020	116,326,863	122,698,095	112,118,003

Total liabilities and stockholders’ equity		217,320,211	214,662,114	195,482,370	186,360,229

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Statement of Income

Period ended in (unaudited)	In thousands of reais, except as otherwise stated

	Consolidated			Parent Company
	Notes	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Net operating revenue		22,985,283	12,583,322	13,542,978	6,630,537
Cost of goods solds and services rendered	25	(9,513,771)	(6,635,200)	(4,677,964)	(3,671,422)

Gross profit		13,471,512	5,948,122	8,865,014	2,959,115

Operating (expenses) income
Selling and administrative expenses	25	(756,054)	(565,487)	(369,354)	(306,196)
Research and development expenses	25	(573,537)	(313,642)	(278,875)	(211,946)
Other operating expenses, net	25	(715,832)	(1,044,443)	(156,179)	(356,582)
Equity results from subidiaries		—	—	2,871,370	2,365,423
Realized gain on assets available for sales (equity results on the parent company)		2,492,175	—	2,492,175	—

		446,752	(1,923,572)	4,559,137	1,490,699

Operating profit		13,918,264	4,024,550	13,424,151	4,449,814

Financial income	25	881,069	435,379	438,057	140,064
Financial expenses	25	(1,148,952)	(1,772,079)	(1,076,157)	(1,717,310)

Equity results from associates	13	17,674	7,214	17,674	7,214

Income before income tax and social contribution		13,668,055	2,695,064	12,803,725	2,879,782

Current		(2,756,574)	(511,930)	(1,715,474)	(339,064)
Deferred		289,406	865,377	202,732	563,074

Income tax and social contribution	18	(2,467,168)	353,447	(1,512,742)	224,010

Income from continuing operations		11,200,887	3,048,511	11,290,983	3,103,792
Results on discontinued operations		—	(224,448)	—	(224,448)

Net income of the period		11,200,887	2,824,063	11,290,983	2,879,344

Net loss attributable to non-controlling interests		(90,096)	(55,281)
Net income attributable to the Company’s stockholders		11,290,983	2,879,344

Basic earnings per share:
Continuing operations
Preferred share		2,12	0.58	2,12	0.58
Common share		2,12	0.58	2,12	0.58

Discontinued operations
Preferred share		—	(0.04)	—	(0.04)
Common share		—	(0.04)	—	(0.04)

Diluted earnings per share:
Continuing operations
Preferred share		2.36	0.58	2.36	0.58
Common share		2.36	0.58	2.36	0.58

Discontinued operations
Preferred share		—	(0.04)	—	(0.04)
Common share		—	(0.04)	—	(0.04)
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Statement of Comprehensive Income

Period ended in (unaudited)	In thousands of reais

	Consolidated			Parent Company
		March 31,	March 31,	March 31,	March 31,
	Notes	2011	2010	2011	2010
Net income of the period		11,200,887	2,824,063	11,290,983	2,879,344
Other comprehensive income
Cumulative translation adjustments		(721,473)	1,407,181	(704,616)	1,401,656

Unrealized gain (loss) on available-for-sale securities
Gross balance as of the period/year end		(813)	11,434	(813)	11,434
Tax (expense) benefit		—	(8,219)	—	(8,219)

		(813)	3,215	(813)	3,215

Cash flow hedge
Gross balance as of the period/year end		25,885	18,159	24,041	10,053
Tax (expense) benefit		(14,043)	(46,530)	(13,399)	(46,530)

		11,842	(28,371)	10,642	(36,477)

Total comprehensive income of the period	23	10,490,443	4,206,088	10,596,196	4,247,738

Net income attributable to non-controlling interests		(105,753)	(41,650)
Net income attributable to the Company’s stockholders		10,596,196	4,247,738

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Statement of Changes in Stockholders’ Equity

Period ended in (unaudited)	In thousands of reais

								Income from
			Transaction					operations				Non-
			cost of	Mandatorily				with non-	Cumulative			controlling	Total
			capital	convertible	revenue	Treasury	Valuation	controlling	translation	retained	Parent company	stockholders’s	stockholders’’
	Notes	Capital	increase	notes	reserves	stock	adjustment	stockholders	adjustment	earnings	stockholders ´equity	interests	equity
December 31, 2009		47,434,193	(160,771)	4,587,011	49,272,210	(2,470,698)	81,485	—	(8,886,380)	5,901,065	95,758,115	4,535,112	100,293,227

Net income of the period		—	—	—	—	—	—	—	—	2,879,344	2,879,344	(55,281)	2,824,063
Cash flow hedge, net of taxes	23	—	—	—	—	—	(36,477)	—	—	—	(36,477)	8,106	(28,371)
Unrealized results on valuation at market		—	—	—	—	—	3,215	—	—	—	3,215	—	3,215
Translation adjustments for the period		—	—	—	—	—	—	—	1,401,656	—	1,401,656	5,525	1,407,181
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(9,686)	(9,686)

March 31, 2010		47,434,193	(160,771)	4,587,011	49,272,210	(2,470,698)	48,223	—	(7,484,724)	8,780,409	100,005,853	4,483,776	104,489,629

December 31, 2010		50,000,000	1,867,210	1,441,576	72,487,917	(4,826,127)	(25,383)	685,035	(9,512,225)	—	112,118,003	4,208,860	116,326,863

Net income of the period		—	—	—	—	—	—	—	—	11,290,983	11,290,983	(90,096)	11,200,887
Additional remuneration to securities	22	—	—	(16,104)	—	—	—	—	—	—	(16,104)	—	(16,104)
Cash flow hedge, net of taxes	23	—	—	—	—	—	10,642	—	—	—	10,642	1,200	11,842
Unrealized results on valuation at market		—	—	—	—	—	(813)	—	—	—	(813)	—	(813)
Translation adjustments for the period		—	—	—	—	—	—	—	(704,616)	—	(704,616)	(16,857)	(721,473)
Dividends to non-controlling stockholders		—	—	—	—	—	—	—	—	—	—	(9,970)	(9,970)
Increase (decrase) on non-controlling interest		—	—	—	—	—	—	—	—	—	—	193,788	193,788

March 31, 2011		50,000,000	1,867,210	1,425,472	72,487,917	(4,826,127)	(15,554)	685,035	(10,216,841)	11,290,983	122,698,095	4,286,925	126,985,020

(I)	period adjusted by new accounting pronouncements.
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese)
Statement of Cash Flows

Period ended in (unaudited)	In thousands of reais

	Consolidated			Parent Company
	Notes	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Cash flows from operating activities:
Net income of the period		11,200,887	2,824,063	11,290,983	2,879,344
Adjustments to reconcile net income to cash from operations
Results of equity investments		(17,674)	(7,214)	(2,889,044)	(2,372,637)
Realized gain on assets held for sale		(2,492,175)	—	(2,492,175)	—
Results from descontinued operations		—	224,448	—	112,505
Depreciation, amortization and depletion		1,599,038	1,360,305	468,702	493,250
Deferred income tax and social contribution		(289,406)	(865,377)	(202,732)	(563,074)
Monetary and exchange rate changes, net		494,186	(188,341)	(596,370)	775,063
Loss on disposal of property, plant and equipment		301,520	193,717	100,402	175,877
Net unrealized losses (gains) on derivatives	23	(353,552)	403,663	(166,505)	78,256
Dividends / interest on capital received		—	—	639,919	91,240
Others		(48,436)	241,578	54,356	397,842
Decrease (increase) in assets:
Accounts receivable from customers		288,935	(1,482,069)	4,525,153	(335,683)
Inventories		(1,290,119)	(435,710)	(69,360)	(5,591)
Recoverable taxes		(128,747)	(10,019)	(59,178)	68,004
Others		451,967	566,784	(47,465)	51,938
Increase (decrease) in liabilities:
Suppliers and contractors		338,243	146,025	539,055	34,690
Payroll and related charges		(624,001)	(521,208)	(494,694)	(379,525)
Taxes and contributions		527,374	(157,723)	1,108,449	164,101
Others		895,920	172,205	264,810	181,093

Net cash provided by operating activities		10,853,960	2,465,127	11,974,306	1,846,693

Cash flows from investing activities:
Short-term investments		2,118,480	6,503,263	—	—
Loans and advances receivable		(289,200)	16,560	(1,095,454)	91,408
Guarantees and deposits		(49,550)	(82,619)	(34,097)	(188,026)
Additions to investments		(103,411)	(50,000)	(561,044)	(538,033)
Additions to property, plant and equipment		(4,892,203)	(3,354,333)	(2,460,494)	(1,376,505)
Proceeds from disposal of investments held for sale		1,794,985	—	—	—

Net cash provided by (used in) investing activities		(1,420,899)	3,032,871	(4,151,089)	(2,011,156)

Cash flows from financing activities:
Short-term debt
Additions		1,564,302	3,075,770	1,014,250	379,444
Repayments		(1,640,278)	(3,106,801)	(2,457,767)	(779,760)
Long-term debt
Additions		959,071	2,005,499	1,300,306	1,815,921
Repayments		(2,926,045)	(463,330)	(706,837)	(165,212)
Dividends and interest on capital paid to stockholders		(1,670,100)	(2,227)	(1,670,100)	—

Net cash provided by (used in) financing activities		(3,713,050)	1,508,911	(2,520,148)	1,250,393

Increase (decrease) in cash and cash equivalents		5,720,011	7,006,909	5,303,069	1,085,930
Cash and cash equivalents of cash, beginning of the period		13,468,958	13,220,598	4,823,377	1,249,980
Effect of exchange rate changes on cash and cash equivalents		(50,087)	39,364	—	—
Initial cash in new consolidated subsidiary					8

Cash and cash equivalents, end of the period	7	19,138,882	20,266,871	10,126,446	2,335,918

Cash paid during the period for:
Short-term interest		(6,134)	(7,816)	(2,476)	(1,660)
Long-term interest		(581,255)	(448,669)	(558,467)	(185,960)
Income tax and social contribution		(1,697,264)	(251,890)	(3,103,414)	—
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization		(63,498)	(83,002)	(27,616)	(26,791)
Transfer of advance for future capital increase to investments		—	—	(334,756)	(321,500)
The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
Statement of Added Value

Period ended in (unaudited)	In thousands of reais

	Consolidated		Parent company
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Generation of added value
Gross revenue
Revenue from products and services	23,573,306	13,029,349	13,916,246	6,971,347
Gain on realization of assets available for sale	2,492,175		2,492,175
Revenue from the construction of own assets	4,088,559	3,211,819	2,479,986	1,385,397
Allowance for doubtful accounts	11,893	(6,597)	14,907	(5,098)
Less:
Acquisition of products	(557,382)	(413,160)	(586,826)	(256,792)
Outsourced services	(2,857,576)	(1,691,695)	(1,699,685)	(1,098,966)
Materials	(4,743,680)	(4,727,239)	(2,510,274)	(2,490,098)
Fuel oil and gas	(981,365)	(773,598)	(470,005)	(316,569)
Energy	(510,274)	(445,504)	(205,913)	(217,480)
Other costs (expenses)	(2,247,993)	(2,009,716)	(789,180)	(943,381)

Gross added value	18,267,663	6,173,659	12,641,431	3,028,360

Depreciation, amortization and depletion	(1,599,038)	(1,360,305)	(468,702)	(493,250)
Net added value	16,668,625	4,813,354	12,172,729	2,535,110

Financial revenue	748,064	103,151	403,762	40,405
Equity results	17,674	7,214	2,889,044	2,260,694

Total added value to be distributed	17,434,363	4,923,719	15,465,535	4,836,209

Personnel	1,698,685	1,123,241	892,790	629,504
Taxes, rates and contribution	1,051,676	(109,989)	727,158	(66,280)
Current income tax	2,756,574	511,930	1,715,474	339,064
Deferred income tax	(289,406)	(865,377)	(202,732)	(563,074)
Remuneration on third party’s capital	1,067,857	1,261,691	956,797	837,491
Monetary and exchange rates changes, net	(51,910)	178,160	85,065	780,160
Net income attributable to the company’s stockholders	11,290,983	2,879,344	11,290,983	2,879,344
Net income (loss) attributable to non-controlling interest	(90,096)	(55,281)	—	—

Distribution of added value	17,434,363	4,923,719	15,465,535	4,836,209

The accompanying notes are an integral part of these financial statements.

(A free translation from the original in Portuguese.)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
In thousands of real, unless otherwise stated.
1- Operational Context
Vale S.A. (“Vale” or the “Company”) is a Public Limited Liability Company with its headquarters in the city of Rio de Janeiro, Brazil. The initial public offering was in October 1943 on the Rio de Janeiro Stock Exchange and now has its securities traded on the stock exchanges in Sao Paulo (BM&F and BOVESPA), New York (NYSE), Paris (NYSE Euronext) and Hong Kong (HKEx).
Vale is the world leader in the production of iron ore and pellets, and the second largest producer of nickel. It is a Brazilian mining company present in 38 countries, on the five continents and with a mission to transform mineral resources into prosperity and sustainable development.
The Company and its direct and indirect subsidiaries (“Group”) is principally engaged in the research, production and marketing of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, iron alloys, cobalt, metals platinum group metals and metals precious. In addition, it operates in the segments of energy, logistics and steel.
As at March 31, 2011, the main consolidated operating subsidiaries and jointly controlled entities proportionately consolidated are:

		% voting	Head office
Entities	participation %	capital	location	Main activity
Subsidiaries
Compañia Mienera Misky Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Ferrovia Centro-Atlântica S. A.	99.99	99.99	Brazil	Logistic
Ferrovia Norte Sul S.A.	100.00	100.00	Brazil	Logistic
Mineração Corumbá Reunidas S.A.	100.00	100.00	Brazil	Iron ore
PT International Nickel Indonesia Tbk	59.14	59.14	Indonesia	Nickel
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Colombia Ltd.	100.00	100.00	Colombia	Coal
Vale Fertilizantes S.A	84.27	99.90	Brazil	Fertilizers
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and Ferroalloys
Vale Nouvelle-Caledonie SAS	74.00	74.00	New Caledonia	Nickel
Sociedad Contractual Minera Tres Valles	90.00	90.00	Chile	Cooper
Urucum Mineração S.A.	100.00	100.00	Brazil	Iron ore and Manganese
Vale Austria Holdings GMBH	100.00	100.00	Austria	Holding and Research

Jointly-controlled entities
California Steel Industries, Inc.	50.00	50.00	United States	Steel industry
MRS Logística S.A	41.50	37.86	Brazil	Logistic
Samarco Mineração	50.00	50.00	Brazil	Iron ore

2 Summary of the Main Accounting Practices and Accounting Estimates
a) Basis of presentation
Interim consolidated financial statements
The interim consolidated financial statements of the company have been prepared according with the international accounting standards issued by the International Accounting Standards Board-IASB, and interpretations issued by International Financial Reporting Interpretations Committee — IFRIC, implemented in Brazil through the Committee of Accounting Pronouncements — CPC and its technical interpretation — ICPCs and guidelines — OCPCs approved by the Securities Exchange Commission — CVM.
The interim financial statements have been prepared considering historical cost as the basis of value and adjusted to reflect the financial assets available for sale, and financial assets and liabilities (including derivative instruments) measured at fair value against income. The interim financial statements follow the principles, methods and standards in relation to those adopted at the closing of last fiscal year ended December 31, 2010, and therefore should be read in together with this.
In preparing the interim financial statements, the use of estimative is required to account for certain assets, liabilities and transactions. Accordingly, the interim financial statements include certain estimates related to the useful lives of fixed assets, provisions for losses on assets, contingencies, operating provisions and other similar evaluations. Actual results of operations for the quarterly periods are not necessarily an indication of expected results for the fiscal year ending on December 31, 2011.
Interim financial statements of the parent company
The interim individual financial statements of the parent company and associated companies have been prepared under accounting practices adopted in Brazil issued by the CPCs. Those pronouncements are published together with interim consolidated financial statements.
In the case of Vale SA accounting practices adopted in Brazil applicable to the individual interim financial statements differ from IFRS, applicable to the separated financial statements, only by valuation of investments in subsidiaries and associated companies by the equity method, while according IFRS would be as cost or fair value.
Transactions and balances
The operations with others currencies are translated into the functional currency of the parent company using the actual exchange rates on the transaction or valuation dates, in which the items were remeasured. The foreign exchange gains and losses resulting from the settlement of these transactions and from the translation by exchange rates at the end of the year, relating to monetary assets and liabilities in other currencies are recognized in the statement of income, as financial expense or financial income, except when deferred in stockholders’ equity.
Major currencies impacting our operations:

	Year-end price in Brazilian real
	March 31, 2011	December 31, 2010
US dollar — USD	1.6287	1.6662
US canadian dollar — CAD	1.6813	1.6700
US australian dollar — AUD	1.6880	1.6959
Euro — EUR	2.3129	2.2280

Changes in fair value of monetary securities in other currencies, classified as available for sale are separated between translation differences resulting from changes in the amortized costs of the security and other changes in the carrying amount of the security. Translation differences related to the changes in amortized costs are recognized in income, and other changes in the carrying amount of the security are recognized in other comprehensive income.
Translation differences on non-monetary financial assets and liabilities are recognized in income as part of fair value gain or loss. The exchange rate gain or loss of non-monetary financial assets, such as investments in shares classified as available for sale, is included in other comprehensive income.
The Company has assessed subsequent events through May 5, 2011, which is the date of the interim financial statements.

b) Principles of consolidation
The consolidated financial statements reflect the balances of assets, liabilities and stockholder’s equity at March 31, 2011, December 31, 2010 and the operations of the three-months period ended on March 31, 2011 and March 31, 2010, of the parent company, of its direct and indirect subsidiaries and of its jointly controlled entities, in proportion to the interest maintained. For associates, entities over which the Company has significant influence but not control the investments are accounted for under the equity method.
The operations in other currencies are translated into the presentation currency of the financial statements in Brazil for the purposes of registration of equity and full or proportional consolidation. Accounting practices of subsidiaries and associated companies are set to ensure consistency with the policies adopted by the parent company. Transactions between consolidated companies, as well as balances, profits and unrealized losses on these transactions are eliminated.
The interests in hydroelectric projects are done through consortium agreements under which the Company participates in assets and liabilities of these enterprises in the proportion that holds on the consortium. The Company has joint responsibility for any obligation. According to Brazilian law, there is no separate legal entity for the consortium, therefore no financial statements, income tax statement, statement of income and shareholders’ equity separately. Thus, the Company recognizes the proportionate interest of the costs and non-divisible interests in the assets related to hydropower projects.
Investments in controlled entities
Controlled entities are entities, including special purpose entities, in which directly or indirectly way the parent company has the power to regulate the accounting and operational policies to obtain benefits from its activities, usually accompanied by a participation of more than one half of voting rights (voting capital). In the consolidation of controlled entities, the third party involvement is recorded in the statement of changes in stockholders’ equity, in the line of non-controlling stockholders.
The use of the equity method is suspended from the date that the Company ceased to have significant influence over the associated companies and no longer has control over the parent company (except in the individual balance sheet, if the investee moves from subsidiary to associated company). When the equity method is suspended, the investment is treated as a financial instrument in accordance with the requirements of CPC 38/IAS39 — Financial Instruments: Recognition and Measurement.
When there is a loss of influence and control, the remaining investment in the ex-associated company or former subsidiary shall be valued at fair value. The Company recognizes in income of the period any difference between:
a)	the fair value of the remaining investment, if any, and any amount from the partial sale of its participation in the subsidiary and associated company, and

b)	the carrying value of investment on the date that significant influence is lost or has lost the control.
Investments in jointly controlled entities (joint ventures)
Interests in jointly-controlled entities were consolidated by the proportional consolidation method, from the date on which joint control is acquired. According to this method the assets, liabilities, revenues, costs and expenses of these entities have been included in the consolidated financial statements, in the proportion of control attributable to the stockholders.

Investments in associated entities
Associated entities are investments in entities where the company has the power to exercise a significant influence, but they do not have control or joint control through participation in the financial and operational decisions of the entity. Usually the stockholding is 20% to 50% of the voting rights. Investments in associated entities are accounted for under the equity method and include goodwill identified on acquisition, net of any accumulated impairment loss.
c) Business combinations
The company adopts the acquisition method for business combinations to account for businesses under the company’s control. In these operations, the identifiable assets acquired and liabilities and contingent liabilities assumed are initially measured at fair values at the acquisition date. The Group recognizes non-controlling stockholders’ interests on the acquired business, either at their fair value or at the proportionate share of non-controlling interest of the acquirer’s net assets. The measurement of the non-controlling shareholder interest to be recognized is determined for each acquisition made.
The excess of the consideration transferred over the fair value at the date of acquisition, inclusive of any prior equity interest in the acquired business is recorded as goodwill. For acquisitions that the Group presents fair value non-controlling Stockholders, the determination of goodwill also includes the value of any non-controlling stockholder participation in the acquiree, and the goodwill is determined by considering the participation of the Group and non-controlling interests. When the consideration transferred is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.
The goodwill recorded as an intangible asset is not subject to amortization. Goodwill (goodwill) is allocated to cash-generating units — CGU or groups of cash generating units, and recoverability was tested (impairment test), during the fourth quarter. When it was identified that recorded goodwill would not be fully recovered, the respective portion of goodwill was written down to the income statement.
Non-controlling stockholders’ interests
The Company treats transactions with non-controlling stockholders’ interests as transactions with equity owners of the Group. For purchases of non-controlling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of non-controlling stockholders’ interest, are also recorded in stockholders’ equity.
For the Company hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. Furthermore, any amounts previously recognized in other comprehensive income relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified in income.
d) Cash and cash equivalents and short-term investments
The amounts recorded as cash and cash equivalents correspond to the values available in cash, bank deposits and investments in the short-term that have immediately liquidity and maturity within three months. Other investments with maturities exceeding three months, and up to one year, are recognized at fair value in income and recorded in short-term investments.
e) Financial assets
The Company classifies its financial assets in accordance with the purpose for which they were purchased, and determine the classification and initial recognition according to the following categories:
•	Measured at fair value through the statement of income — recorded in this category are held for trading financial assets acquired for the purpose of selling in the short term. Derivatives not designated as hedging instruments are recorded in this category. Assets in this category are classified as current assets.

•	Loans and receivables — non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are recorded in current assets, except those with a maturity greater than 12 months after the balance sheet date, which are recorded as non-current assets. The Company’s loans and receivables comprise of the accounts receivables, other receivables, and cash and cash equivalents. Loans and receivables are measured at fair value and subsequently carried at amortized cost using the effective interesting rate method, less impairment. The interest income is recognized with the effective tax rate application, except for short-term credits, because the interest recognition would be immaterial.

•	Available for sale — investments in equity instruments that are not listed and for which it is not possible to estimate fair value with certainty are held at acquisition cost less any losses not recoverable. The gains or losses from changes in fair value of available for sale investments are recorded in equity under the description “equity adjustments” and included in “other comprehensive income”, and are reclassified to income when an available for sale investment is derecognized as a result of sale or impairment. When there is a significant or prolonged decline in the fair value of the security below its cost, it is also evident that the available for sale investments might be impaired.

Investments in equity instruments that are not listed and for which it is not possible to estimate with certainty its fair value, are held at acquisition cost less any losses not recoverable. Gains or losses from changes in fair value of investments available for sale are recorded in stockholders’ equity under the caption “Equity adjustments” included in “Other comprehensive income“until the investment is sold or received or until the fair value of the investment is below its acquisition cost and this corresponds to a significant loss or prolonged, when the accumulated loss is transferred to the statement of income.

All purchases and sales of these investments are recognized on the date of signing, regardless of their date of settlement.
f) Accounts receivables
Accounts receivables represent amounts receivable from the sale of products and services made by the Company. The receivables are initially recorded at fair value and subsequently measured at amortized cost, net of estimates of potential losses.
The estimated losses from doubtful accounts are provided in an amount considered sufficient to cover potential losses. The value of the loss estimated for doubtful debts is made based on experience of defaults occurred in the past.
g) Inventories
Inventories are stated at the lower of average cost of acquisition or production and replacement values or realization. The inventories production cost is determined by variable and fixed costs, and direct and indirect costs of production, using the average cost method. The net value of inventories is the estimated selling price in the ordinary course of business, less all estimated costs to completion and other costs necessary to sell. The Company periodically assesses its inventories to identify obsolete or slow-moving inventories, and if needed the Company recognizes definitive allowances for them.
Inventories of ore are recognized in the moment of yours physical extraction. And they are no longer part of the calculation of proven and probable reserves anymore, and now are part of the stock pile of ore, and therefore is not part of the calculation of depreciation, amortization and depletion per unit of production.
The inventory costs include gains and losses from cash flow hedging derivatives, acquisition of stock material (raw materials, price of products, and others), initially recorded in Stockholders’ equity and transferred to the product cost by realization through the selling of the product.
h) Non-current assets held for sale
Assets held for sale (or discontinued operations) are recorded as non-current assets, separated from other current assets in the balance sheet, when their carrying amounts are recoverable when: a) the realization of the sale is a virtual certainty; b) management is committed to a plan to sell these assets; and c) the sale takes place within a period of 12 months. Assets recorded in this group are valued by the lower of book value and fair value less costs to sell.
i) Non-current
The amount expected to be recovered or settled after more than 12 months of the reporting date is classified as non-current.
j) Property, plant and equipment
Fixed assets represented by tangible assets are carried at acquisition or production cost. The assets include financial charges, incurred during the construction period, expenses attributable to the acquisition and losses through non-recovery of the asset.
Assets are depreciated by the straight-line method based on estimated useful lives, from the date on which the assets are available for use in the intended way, except for land which is not depreciated. The depletion of reserves is calculated based on the ratio between actual production and the total amount of reserves proven and probable.
Vale did not exercise the option of adopting the cost attributed to its fixed assets, as identified no significant amounts of goods with a book value substantially below or above their fair value, primarily due to the significant volume of investments and acquisitions made by the company in recent years.
In the case of railroads, where the company holds the concession, the assets acquired, related to grant activities to provide public services (returned goods), the will be returned to the grantor termination of the concession period, without any compensation or cost to the grantor. The returned tangible fixed assets are originally recorded by the cost of acquisition or construction, during the construction period. The assets related to the concession are depreciated based on the estimated useful life of assets, since the entry into operation.
The carrying value of an asset is written down immediately to its recoverable amount in income, if the asset’s carrying value is greater than its estimated recoverable amount.

Depreciation and depletion of assets of the Company, is represented in accordance with the following estimated useful lives:

Buildings	between 10 and 50 years
Installations	between 5 and 50 years
Equipment	between 3 and 33 years
Computer Equipment	between 5 and 10 years
Mineral rights	between 2 and 33 years
Locomotives	between 12,5 and 33 years
Wagon	33 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Other	between 2 and 50 years
The residual values and useful lives of assets are reviewed and adjusted, if necessary, at the end of each fiscal year.
The relevant expenditures for maintenance of industrial areas and relevant assets (as example, ships), including spare parts, assembly services, and others, are recorded in fixed assets and depreciated over the benefits of this maintenance period until the next stop.
l) Intangible assets
Intangible assets comprise basically the contractual rights and expenses incurred on specific projects with future economic value, are valued at acquisition cost, less accumulated amortization and losses by reducing the recoverable amount where applicable. Intangible assets are recognized only if it is likely they that will generate economic benefits to the Company, are controllable under the Company’s control and their respective value can be measured reliably.
Intangible assets that have finite useful lives are amortized over their effective use or a method that reflects their economic benefits, while those with indefinite useful lives are not amortized; consequently these assets are tested at least annually as to their recovery (impairment test). The estimated useful life and amortization methods are reviewed at the end of each financial year and the effect of any changes in estimates are recorded in a prospective manner.
Internally generated intangible assets, during the research phase, have their expenditure recorded in expenses of the period when incurred. Expenditure on development activities (or stage of development of an internal project) is recorded as intangible assets if and only if it meets all of the requirements of the standard. Initial recognition of this asset corresponds to the sum of the expenditures incurred from when the intangible asset has passed to meet the recognition criteria required by the standard. Intangible assets generated internally, are recorded at cost value less amortization and loss on the accumulated impairment.
Intangible assets acquired in a business combination and recognized separately from goodwill are recorded at fair value at the acquisition date, which is equivalent to cost. As required at a later date, these assets are recorded at cost value less amortization and loss on the impairment accumulated.
m) Biological assets
The biological assets are valued and recognized at fair value less cost to sell (less depreciation and accumulated impairment losses), when a market value can be determined, otherwise they are value and recognized at cost. In the absence of an active market, the valuation method used is the discounted cash flow method. Related gains and losses are recognized in the statement of income.
n) Impairment
Financing assets
The Company assess each reporting period if there are objective evidences that an asset is impaired. Case the existence of impacts on cash flow caused by asset impaired and this impact can be reliable estimated; Company recognizes in the results an impairment loss.
Long-term non-financial assets
The Company assesses impairment of non financial assets annually to asses whether there is evidence that the book value of a long-term non-financial asset will not be recoverable. Regardless of existing indication of non recoverability of its carrying amount, goodwill balances from business combinations and intangible assets with indefinite useful lives are tested for recovery at least once a year. When the residual value book of this non-financial asset exceeds its recoverable value, the Company recognizes a reduction in the carrying balance of its non-financial asset (impairment), and also in this moment review the non-financial assets, except goodwill, that have suffered reduction of the accounting balance for non-recovery for a possible reversal of these write-down values. If it is not possible to determine the recoverable amount of a nonfinancial asset individually, the recoverable value of non-financial assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit - CGU, which the asset belongs is realized.
o) Expenditures on research and development
Expenditure on ore research and development are considered operating expenses until the effective proof of the economic feasibility of commercial exploration of a given field. From this evidence, the expenditures incurred are to be capitalized as mine development costs.
During the development phase of mine before production begins, the cost of waste removal, and associated costs with removal of waste and other residual materials are recorded as part of asset in development cost of the mine. Subsequently, these costs are amortized over the useful life of the mine based on proven and probable reserves. After the start of the production phase from the mine, the ore removal expenditures are treated as production costs.
p) Leases
The Company classifies its contracts as financial leases or operational leases based on the substance of the contract, regardless of its form.
For financial leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets offsetting the corresponding obligation recorded is liabilities. For operating leases, payments are recognized linearly during the term of the contract as a cost or expense in the statement of income in the year to which they belong.
q) Accounts payable to suppliers and contractors
Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business, and are classified as current liabilities if the payment is due within twelve months. After this period, they are presented in non-current liabilities. The amounts are initially recognized at fair value and subsequently measured at amortized cost using effective interest rate method. In practice accounts payable are normally recognized by the value of the corresponding invoice or receipt.
r) Loans and financing
Loans are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans, using the effective interest rate method. Fees paid on the establishment of the loan are recognized as transaction costs of the loan.
Financial instruments, including perpetual debentures that are mandatorily redeemable on a specific date are classified as liabilities.
Compound financial instruments (which have components of a financial liability — debt — and of Stockholders’ equity) issued by the Company comprise of mandatorily convertible notes into Stockholders’ equity, and the number of shares to be issued does not vary with changes in its fair value.
The liability component of a compound financial instrument is initially recognized at fair value. The fair value of the liability portion of a convertible debt security is determined using discounted cash flow, considering the interest rate market for a debt instrument with similar characteristics (period, value, credit risk), but not convertible. The Stockholders’ equity component is recognized initially by the difference between the total value received by the Company with the issuance of the title, and the fair value as a financial liability component recognized. The transaction costs directly attributable to the title are allocated to the components of liabilities and stockholders’ equity in proportion to amounts initially recognized.
After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured after the initial recognition, except for upon conversion.
Loans are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
s) Provisions
Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that settlement of this obligation would result in an outflow of resources and the amount of the obligation could be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.
Provision for asset retirement obligations
The Company, at the end of each year reviews and updates the values of provisions for asset retirement obligations. This provision has the primary goal of long-term value, for financial use in the future at the closing moment of the asset. Provisions made by the Company refer basically to mine closure and the completion of mining activities and decommissioning of assets linked to mine. The calculation of this provision begins with a valuation of the asset conditions at the time of provision. The next step consist s of the formation of amounts to be discounted to present value by the interest rate before income tax that reflects the assessment of market conditions and specific risks associated with the liability to be disabled Finally, the amount at present value is recorded. The revised calculations of this provision occur at the end of each year, or if there is a new asset, or if the situation indicates a need to review the provision. The provision is set up initially with the record of non-current liabilities in counterpart with a main fixed asset item. The increase in the provision due to passage of time is recognized as interest expense, using the current discount rate plus the inflation index. The asset is depreciated linearly at the rate of useful life of the main asset, and registered against the statement of income.
Provisions for contingent liabilities
The judicial provisions are recognized when the loss is considered probable, and would cause an outflow of resources for the settlement of the liabilities, and when the amounts are reliably measurable taking into consideration the opinion of legal counsel, the nature of actions, similarity with previous cases, complexity, and the positioning of the courts.
t) Employee benefits
Current benefit — wages, vacations and related taxes
Payments of benefits such as wages, vacation past due or accrued vacation, as well their related social security taxes over those benefits, are recognized monthly in the results.
Current benefit — profit sharing
The Company has a policy of profit sharing, based on the achievement of individual performance goals, and on the area of operation and performance of the Company. The amount is formed based on the best estimates of the amount to be paid by the company based on the results, and periodic verification (measurement) of the compliance with all performance goals. The Company makes monthly provision with respect to the accrual basis and recognition of present obligation arising from past events, and believes that the estimated amount is reasonable and a future outflow of resources should occur. The counterpart of the provision is recorded as cost of sales or service rendered or operating expenses in accordance with the activity of the employee in productive or administrative activities, respectively.
Non-current benefit — pension cost and other post-retirement benefits
For defined benefit plans in which the Company has the responsibility for or has some kind of risk actuarial calculations are periodically obtained of liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the liability for payment of those installments. The liability recognized in the balance sheet regarding the defined benefit plan a the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, with adjustments for past service cost not recognized. Actuarial gains and losses are appointed and controlled by the corridor method, this method only affects the income of the period if it exceeds the limits of 10% of the fair value of plan assets and the present value of the defined benefit obligations, whichever is greater, and the amount exceeding the deferred portion by the number of active participants of the plan. Past service costs that arise with changes in plans are released immediately in income.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an interest rates consistent with market rates, which are denominated in the currency in which benefits will be paid and which have maturities close to the respective liabilities of the pension plan obligation.
The Company has several pension plans, among them plans presenting surplus and deficit situations. For plans with a surplus position, the Company recognize on the balance sheet, neither on the statement of income, as there was not a clear position about the use of this surplus by the Company, being only demonstrated in a note. For plans with a deficit position, the Company recognizes liabilities and results arising from the actuarial valuation and the actuarial gains and losses generated by the evaluation of these plans in income, according to the corridor method and also further demonstrated in a note.
With respect to defined contribution plans, the Company has no further obligation after the contribution is made.

Current benefit — current incentive
The Company has established a mechanism to award its eligible executives (Matching Plan and Long-Term Incentive Plan — ILP) with the goal of encouraging loyalty and sustained performance among others. The Matching plan allows eligible executives to acquire preferred class A stocks of the Company, through criteria activated with targets reached, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially purchased by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ career and company performance factors in relation to a group of companies of similar size (per group). Liabilities are measured at each reporting date, at fair value, based on market quotations. Obligations are measured at each reporting date, to the fair value based on market quotations. The compensation costs incurred are recognized in income during the three-year vesting period as defined.
u) Derivative financial instruments and hedging operations
The Company uses derivative instruments to manage their financial risks as a way to hedge these risks, not being used derivative instruments for the purpose of negotiation. Derivative financial instruments are recognized as assets or liabilities on the balance sheet and are measured at fair value. Changes in fair value of derivatives are recorded in each year as gains or losses in the statements of income or in equity adjustments in comprehensive income in shareholders’ equity when the transaction is illegible and characterized as an effective hedge, in the form of cash flow, and which has been in effect during the period listed.
The method of registration of an item that is being hedged depends on its nature. The derivatives will be designated and recognized as fair value hedges of assets and liabilities when there is a firm commitment, such as cash flow hedges when a specific risk associated with a recognized asset or liability or a highly probable forecast transaction, and to hedge a net investment in a foreign operation. The Company documents the relationship between hedging instruments and hedged items at the beginning of the operation, with the objective of risk management and strategy for carrying out hedging operations. The Company also documents its assessment, both initially and continuously, that the derivatives used in hedging transactions are highly effective in their changes in fair value or cash flows of hedged items.
The cash flow hedges the effective portion of changes in fair value of designated and qualified as hedges, in this mode, is recorded in shareholders’ equity accounted for in comprehensive income. The effective amount released in shareholders’ equity in comprehensive income, will only be transferred to the result of the period, in the results appropriated for the hedged item (cost, operating expense, interest expense, etc.) when the hedged item is actually performed. However, when a hedged item prescribed, sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain and loss, at the time, stay logged in shareholders’ equity until the forecast transaction is finally done and finally recognized in income.
Derivative instruments that do not qualify for hedge accounting records, its fair value changes should be recorded immediately in statements of income, which are derivatives measured at fair value through income.
v) Current and Deferred Income tax and social contribution
The costs of income tax and social contribution are recognized in the statement of income, except for items recognized directly in Stockholders’ equity or comprehensive income. In such cases the tax is also recognized in Stockholders’ equity or comprehensive income.
The Company records a provision for current income tax based on taxable profit for the year. Taxable income differs from net income (profit presented in the statement of income), because it excludes income and expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. The provision for income tax is calculated individually for each entity of the group based on tax rates and tax rules in force at the location of the entity. The recognition of deferred taxes by the Company is based on temporary differences between the book value and the tax base value of assets and liabilities on tax losses of income tax, and offsetting social contribution on profits where their achievement against future taxable results is considered likely. If the Company is unable to generate future taxable income or if there is a significant change in the time required for the deferred taxes to be deductible, management evaluates the need to record a provision for loss of those deferred taxes. The deferred income tax, assets and liabilities, are offset when there is a legally enforceable right to offset current tax assets against current liabilities, and when the deferred income tax, assets and liabilities, are related to income taxes released by the same taxation authority on the same taxable entity.
Deferred income tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

w) Revenue recognition
Revenue comprises the fair value of the consideration received or receivable by the trading of products and services in the ordinary course of business of the Company. Revenue is presented net of taxes, repayment of rebates and discounts, and in the consolidated financial statements net of eliminations of sales between consolidated entities of the Group.
•      Product sales
Revenues with product sales are recognized when value can be measured reliably, it is probable that future economic benefits will flow to the Company, and when there is a transfer to the purchaser of the significant risks and benefits related to the product.
Sales revenues are dependent on negotiated commercial terms, including transportation clauses, which are most often the determining factor in a defining the transfer of risks and benefits of the products sold. The Company uses separate commercial arrangements where substantial part of the Company’s revenue from sales has being recognized at the delivery time of goods to the responsible company for the transportation. In other circumstances, the commercial clauses negotiated require that the revenue is recognized only in the delivery of goods at the port of destination.
•     Sales of services
Revenues from services rendered by the Company are related to contracts of transport services rendered and are recognized over the period that the services are performed.
•     Financial income
Interest income is recognized with the time elapsed, using the effective interest rate applicable.
x) Government grants and support
Government grants and support are accounted for when the Company complies with reasonable security conditions set by the government related to grants and assistance received. The Company records via the statement of income, as reducing taxes or spending according to the nature of the item, and through the distribution of results on statement of income, earnings reserve account in stockholders’ equity.
y) Allocation of income and distribution of remuneration to stockholders
At year end, the Company allocated results between remuneration to Stockholders and reserves as required by Brazilian corporate law. Regarding remuneration of Stockholders, the Company may use interest on capital in line with the criteria and limits set by Brazilian legislation. The tax reflection of interest on own capital is recognized in income for the year.
z) Capital
In the stockholders’ equity, capital is represented by common and preferred shares non-redeemable, all without no par value. The preferred shares have the same rights as common shares, with the exception of voting for electing members of the Board. The Board may, regardless of statutory reform, resolve the issue of new shares (authorized capital), including by the capitalization of profits and reserves to the authorized limit.
The Company periodically practices the repurchase of shares to remain in treasury for future sale or cancellation. These programs are approved by the Board with a term and quantities by determined type of shares.
Incremental costs directly attributable to the issuance or repurchase of new shares or options are demonstrated in Stockholders’ equity as a deduction from the amount raised, net of taxes.
aa) Statements of added value
The Company publishes its consolidated and the parent company statements of added value (DVA) in accordance with the pronouncements of CPC 09, which are submitted as part of the financial statements in accordance with Brazilian accounting practices applicable to Limited Liability companies that for IFRS are presented as additional information, without prejudice to the set of financial statements.
This statement represents one of the component elements of the Social Balance which has the main objective to present with great evidence the wealth creation by the entity and its distribution during the year reported.

3 Critical Accounting Estimates and Assumptions
The presentation of financial statements in accordance with the principles of recognition and measurement by the accounting standards issued by the CPC and IASB requires that management of the Company make judgments, estimates and assumptions that may affect the value of assets and liabilities presented.
These estimates are based on the best knowledge existing at any period and the planed actions, being constantly reviewed based on available information. Changes in facts and circumstances may lead to revision of estimates, so the actual future results could differ from estimates.
Significant estimates and assumptions used by Company’s management in preparing these financial statements are presented as such:
Mineral reserves and mine useful life
The estimates of proved reserves and probable reserves are regularly evaluated and updated. The proved reserve and probable reserve are determined using generally accepted geological estimates. The calculation of reserves requires that the company take positions on future conditions that are highly uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proved reserves and probable reserves recorded.
The estimated volume of mineral reserves is based as the calculation of the portion of depletion of their respective mines, and its estimated useful life is a major factor to quantity the provision of environmental rehabilitation of mines. Any change in the estimates of the volume of mine reserves, and the useful life of assets linked to them may have significant impact on charges for depreciation, depletion and amortization recognized in the financial statements as cost of goods sold. Changes in estimated useful life of the mines could cause significant impact on the estimates of environmental spending provision through the write-down of fixed assets and the impairment analysis.
Environmental costs of reclamation
Expenses incurred related to compliance with environmental regulations are recorded in income or capitalized. These programs were created to minimize the environmental impact of activities.
The Company recognizes an obligation under the market value for disposal of assets during the period in which they are incurred in accordance with Note 2.s). Vale considers the accounting estimates related to reclamation and closure costs of a mine as a critical accounting policy and to involve significant values for the provision and it is estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of depletion and the projected date of depletion of each mine. Although the estimates are revised each year, this provision requires that we project cash flows applicable to the operations.
Income tax and social contribution
The determination of the provision for income taxes or deferred income tax, assets and liabilities, and any valuation allowance on tax credits requires estimates of the Company. For each future credit tax, the company assesses the probability that part or total tax assets will not be recovered. The valuation allowance made with respect to accumulated tax losses depends on the assessment of the Company of the probability of generating future taxable profits in the deferred income tax asset recognized based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.
The Company recognizes a provision for loss where it believes that tax credits are not fully recoverable in the future.
Contingencies
Contingent liabilities are recorded and/or disclosed, unless the possibility of loss is considered remote by our legal advisors. Contingencies, net of escrow deposits, are arranged in notes to the financial statements Notes 2.s) and 17.
The contingencies of a given liability on the date of the financial statements are recorded when the amount of loss can be reasonably estimated. By their nature, contingencies will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence of such events depends not on our performance, which complicates the realization of precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain Brazilian legal environment, and other jurisdictions involves the exercise of significant estimates and judgments of management regarding the results of future events.
Post-retirement benefits for employees
The Company sponsors various plans for post-retirement benefits to their employees in Brazil and abroad, the parent company and group entities, as Notes 2 (t).

The values reported in this section depend on a number of factors that are determined based on actuarial calculations using several assumptions in order to determine costs, liabilities, among others. One of the assumptions used in determining the amounts to be recorded in accounting is the discount rate. Any changes in these assumptions will affect the accounting records made.
The Company, together with external actuaries, reviews at the end of each exercise, which assumptions should be used for the following year. These premises are used for upgrades and discounts to fair value of assets and liabilities, costs and expenses and determination of future values of estimated cash outflows, which are needed to settle the plan obligations.
Reduction in recoverable value of assets
The Company annually tests the recoverability of its tangible and intangible assets, with indefinite useful lives that are mostly of the portion of goodwill for expected future earnings arising from processes of the business combination. The accounting policy is presented in Note 2 (n).
Recoverability of assets based on the criterion of discounted cash flow depends on several estimates, which are influenced by market conditions prevailing at the time that such impairment is tested and thus the administration believes it is not possible to determine whether new impairment losses occur in the future.
Fair value of the derivatives and others financial instruments
Fair value of the not traded financial instruments in active market is determined by using valuation techniques. The Company uses your own judgment to choose the various methods and assumptions set which are based on market conditions, at the end of the year.
The analysis of the impacts, if actual results were different from management’s estimate, is presented in note 23 on the topic of sensitivity analysis.
4 Accounting pronouncements
There was no issuance of new pronouncements affecting the statements of the period. The pronouncements mentioned in the financial statements ending 31 December 2010 were adopted with no significant impact on financial statements.
The Company believes that the other recently issued accounting pronouncements, which are not effective as of and for the year ended December 31, 2011, should not be relevant to the consolidated financial statements and for the parent company.
5 Risk Management
Vale considers that effective risk management is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow and on its business and operations contribute to a better perception of the company’s credit quality, improving its ability to access different markets and reduce financing costs.
Vale has developed its risk management strategy in order to provide an integrated approach of the risks the Company is exposed to. In order to do that, we have developed an enterprise wide risk management approach that encompasses all kinds of risk — market, credit, operational and liquidity.
a) Risk management policy
The board of directors established a risk management policy, as well as an Executive Risk Committee.
The risk management policy determines that Vale should evaluate regularly the potential impact of risk factors on its cash flows, as well, mitigation risk proposals. Any risk mitigation strategy should only be put in place with the objective of reducing the risks related to the fulfillment of commitments assumed by the Company, either with third parties, as well as its stockholders.
The executive board is responsible for the evaluation and approval of the risk mitigation strategies recommended by the Executive Risk Committee. The committee is responsible for overseeing and reviewing our risk management principles and procedures, besides reporting periodically to the executive board about the management process and risk monitoring and the main risks in which the Company is exposed, as well as, the cash flow impact.
The risk Management policy and procedures, that complement the risk management governance model, require the diversification of financial operations and counterparties and prohibit speculative transactions with derivatives.
Besides the risk management governance model, Vale has put in place a corporate governance structure with well defined roles and responsibilities. Regarding financial risks, the recommendation and execution of risk strategies are implemented by different and independent areas. It is the responsibility of the risk management department to define and propose to the Executive Risk Committee risk mitigation strategies consistent with Vale and it’s wholly owned subsidiaries corporate strategy, while it is the responsibility of the finance department to execute the risk mitigation strategies through the use of financial instruments. The independence of the areas guarantees an effective control on these operations.
b) Liquidity risk
Our liquidity risk arises from the possibility that we may not be able to settle or meet our obligations and daily cash requirements given liquidity constraints in the financial markets.
Vale has revolving credit lines, which increases liquidity in a short-term period and makes a better efficient cash management, being consistent with Vale’s strategic focus on the reduction of capital cost. The revolving credit line was entered into a syndicate composed by several global commercial banks, according note 23.
c) Credit risk
Vale’s credit risk arises from the negative impact in cash flows of the Company in the cases our counterparties don’t meet their contractual obligations. To manage this risk Vale maintains group-wide procedures such as controlling credit limits, guaranteeing counterparty diversification and monitoring Vale’s credit portfolios.
•	Vale’s counterpart exposure
Generally speaking, credit risk is the risk due to uncertainty in counterparty’s ability to meet its obligations. From a credit risk standpoint, Vale’s counterparties can be divided into three main categories: 1) commercial customers which owe money to Vale further to sales on credit; 2) financial institutions which either keep cash of Vale or are counterparty in a derivative transaction; 3) suppliers which have been paid in advance for part of their service.
Vale has a well diversified Account Receivable portfolio from a geographical standpoint. The regions in which we have more significant credit risk exposure include China, Europe, Brazil, Japan and the US. According to the region, different kind of guarantees can be used to enhance the credit quality of the receivables.
The credit exposure to counterparties due to derivatives is defined as the sum of the credit exposures given by each derivative that Vale has with that counterpart. And, finally, the credit exposure for each derivative is defined as the potential future MtM calculated within the life of the derivative, considering a 95% probability scenario for the joint distribution of the market risk factors that affect that derivative.
Regarding the commercial credit exposure that arises from sales to customers, Vale manages it in two credit portfolios: i) “Current / Not yet due” receivables and ii) “Past due” receivables. The past due receivables are closely monitored by the risk management and cash collection areas so as to check for the financial solvency of the counterparties and to minimize the working capital requirements of Vale.
•	Management of Vale’s credit risk
For the commercial credit exposure arising from sales to final customers, the Risk Management Department approves a credit risk limit for every counterpart. Also, a global working capital limit for Vale is approved by the Executive Board and monitored on a monthly basis.
For counterparties exposures arising from cash investments and derivatives, credit limits to counterparties (Banks, Insurance Companies, Countries, and Corporations) are annually approved by the Executive Board and monitored on a daily basis. Also, the Risk Management Department controls the portfolio diversification and the overall credit risk (default probability) of Vale’s consolidated treasury portfolio.
•	Risk profile of commercial counterparties
Vale uses an internal credit rating for each customer which results from a credit analysis which is based on three sources of information: i) Expected Default Frequency (Expected Default Frequency - EDF) provided by KMV (Moodys); ii) Credit Ratings from Moodys, Standard & Poors and Fitch; iii) Financial Statements from which financial ratios are built.
Whenever deemed appropriate, the quantitative credit analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, the strategic position of the counterparty in its economic sector, and other factors. The internal credit rating model of Vale is divided into 4 categories: i) insignificant risk; ii) low risk; iii) moderate risk; iv) high risk.

Depending on the counterparty’s credit risk or on the credit risk profile of a given line of business, risk mitigation strategies — such as credit insurance, mortgage, corporate guarantees or secured payment methods like letters of credit and cash against documents — are used to manage Vale’s credit risk.
d) Market risk
The monitoring and monthly evaluations of the consolidated risk exposure allow us to evaluate the financial results and the impact on Vale’s cash flow, as well as guarantee that the initial goals will be achieved. The fair value measurements of the trades are reported weekly to Management.
All derivative trades were recognized in our balance sheet at fair value and their respective gains or losses were recognized in earnings, note 23
Considering the nature of Vale’s business and operations, the main market risk factors to which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices and input and other costs;
Foreign exchange and interest rate derivative positions
The Company’s cash flow is subject to volatility of several different currencies against the US Dollar. While most of our product prices are indexed to US dollars, most of our costs, disbursements and investments are indexed to currencies other than the US Dollar, mainly Brazilian Reais and Canadian dollars.
In order to reduce the company’s potential cash flow volatility arising from this currency mismatch we use FX derivatives instruments. Our main strategy is to swap Debts linked to BRL into USD so as to attenuate the impact of BRL/USD exchange rate as most of our revenues are denominated in USD.
The swap transactions used to convert debt linked to Brazilian reais into US Dollars have similar — and sometimes shorter — settlement dates than the final maturity of the debt instruments. Their amounts are similar to the principal and interest payments, subject to liquidity market conditions. The swaps with shorter settlement dates than the debt’s final maturity are renegotiated through time so that their final maturity matches — or becomes closer — to the debt’s final maturity. At each settlement date, the results on the swap transactions partially offset the impact of the foreign exchange rate in our obligations, contributing to stabilize the cash disbursements in US Dollars for the interest and/or principal payment of our Brazilian Real denominated debt.
In the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale debt service (interest and/or principal payment) measured in US Dollars will be almost totally offset by a positive (or negative) effect from the swap transaction, regardless of the US dollar / Brazilian Real exchange rate on the payment date.
Vale has also a cash flow exposure to interest rates risks over loans and financings. The US Dollars floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, the US Dollar floating rate debt is mainly subject to changes in the Libor. To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and US Dollar floating rates. When natural hedges are not present, Vale enters into financial instruments to obtain the same effect.
e) Operational risk
The Company has a comprehensive risk management program, which provides coverage and protection for all assets, as well as possible losses caused by interruption of production, through a type policy of all risks. This program includes inspections, training on-site and using the structure of various risk committees throughout the Company, its subsidiaries and associates. Vale seeks to align the risks in all areas, providing a unique and uniform treatment, seeking the domestic and international market coverage compatible with a company of its size.
Insurance
With the aim of mitigating the appropriate risks, Vale hires several different types of insurance such as insurance of operational risks and civil responsibility, and a life insurance policy for their employees. The coverage of these policies is contracted in line with the policy of Corporate Risk Management and similar insurance contract by other companies in the mining industry. Among the management instruments, Vale since 2002 have used a captive reinsurance company that allows us to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

[1]	The details for products prices inputs and other costs risks are in the note “Additional information about derivatives financial instruments”, note 23

Insurance management is performed in Vale with the support of existing insurance committees in the various operational areas of the Company which are composed of various professionals in these units.
6 Acquisitions and Divestments
Fertilizers Businesses
In 2010, Vale acquired 78.92% of the total capital and 99.83% of the voting do capital of Vale Fertilizantes and 100% of the total capital of Vale Fosfatados. In 2011, after the incorporation of Vale Fosfatados by Vale Fertilizantes, Vale interest increased to 84.27%.
The information concerning to the allocation of the purchase price based on the fair value of identifiable assets and assumption liabilities were based in studies realized by the company with the assistance of specialists.

Purchase Price	10,696,105
Portion attributed to non-controlling interest	1,416,208
Book value of proprerty, plant and equipment and mining assets	(3,664,933)
Book value of the assets and assumption liabilities, net	(729,613)
Adjustment to fair value of property, plant and equipment	(9,499,360)
Adjustment to fair value of inventory	(180,762)
Deferred income taxes on above adjustments	3,291,241

Goodwill	1,328,886

7 Cash and Cash Equivalents

	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Cash and bank accounts	1,688,010	1,211,748	103,688	59,159
Short-term investments	17,450,872	12,257,210	10,022,758	4,764,218

	19,138,882	13,468,958	10,126,446	4,823,377

Cash and cash equivalents includes cash values, demand deposits, and investment in financial investments with insignificant risk of changes in value, being part reais indexed to CDI and part in US dollars in Time deposits with maturity less than three months.
8 Short-term investments

	Consolidated
	March 31, 2011	December 31, 2010
	(unaudited)
Time deposits	869,017	2,987,497

This includes the financial investments in low risk investments with a maturity of between 91 and 360 days, classified as a financial asset.
9 Accounts Receivables

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Denominated in “brazilian reals”	2,518,427	1,861,137	1,655,199	1,595,149
Denominated in other currencies, mainly US dolar	10,309,013	12,297,553	12,316,757	16,903,668

	12,827,440	14,158,690	13,971,956	18,498,817

Allowance for doubtful accounts	(197,637)	(196,384)	(118,979)	(120,693)

	12,629,803	13,962,306	13,852,977	18,378,124

10 Inventories

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Inventories of finished products	3,796,721	3,100,890	1,557,947	1,534,837
Inventories in process	2,325,252	1,657,976	—	—
Inventories of expenditure	2,188,442	2,833,158	883,385	782,134

Total	8,310,415	7,592,024	2,441,332	2,316,971

On March 31, 2011, inventory balances include a provision for adjustment to market value of steel industry products in the amount of R$0 (R$4,550 in December 31, 2010).
The cost of inventories recognized in income of the year in relation to the continued operations of the Company was R$8,768,542 on March 31, 2011, and R$6,099,577 on March 31, 2010, at the consolidated, and R$4,139,093 on March 31, 2011, and R$3,296,287 on March 31, 2010 for the parent company.
11 Assets and Liabilities Non Current Held for Sale
•	Aluminum
In February 2011, Vale concluded the transaction announced in May 2010 with Norsk Hydro ASA (Hydro), to transfer all of yours interest in Albras-Alumínio Brasileiro S.A. (Albras), Alunorte - Alumina do Norte do Brasil S.A. (Alunorte) and Companhia de Alumina do Pará (CAP), along with their respective off-take rights, outstanding commercial contracts, 60% of Mineração Paragominas S.A., and all of yours other Brazilian bauxite mineral rights.
For this transactions, Vale received R$1,081,225 in cash, and 22% (equivalent to 447,834,465 shares) of Hydro’s outstanding common shares (approximately R$5,866,105, in accordance with the Hydro’s quotation of closing price on the date of the transaction). Vale will also receive two equal tranches in 2013 and 2015 of US$200 million in cash each one, in three and five years after completion of the transaction, related to the remaining payment of 40% of the Mineração Paragominas S.A. After transaction date, Hydro’s investment is being evaluated by equity method.
The gain on this transaction, in the amount of R$2,492,175, was recorded in results as realized gain on assets available for sales (investments in the parent company).
•	Kaolin
As part of the portfolio of assets management, Vale is in talks aimed at the sale of liquid assets linked to activity of kaolin. In 2010, Vale sold part of its kaolin’s assets and measured the remaining assets at fair value less cost to sell. The effect of realized and unrealized losses is recognized in income of discontinued operations in 2010. The balances of assets and liabilities classified as held for sale are:

March 31, 2011
Assets held for sale
Property, plant and equipment	151,311
Advances to suppliers — energy	—
Inventories	32,080
Recoverable taxes	2,587
Other assets	155,391

Total	341,369

Liabilities related to assets held for sale
Non-controlling interest	74,769
Long-term debt	—
Suppliers	7,340
Others	39,700

Total	121,809

12 Recoverable Taxes
Recoverable taxes are stated at net value of any realized loss and are represented as follows:

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Income taxes	874,821	781,656	137,539	137,097
Value-added tax - ICMS	938,930	871,074	499,057	479,439
PIS and COFINS	1,728,571	1,655,119	1,431,147	1,393,703
Others	149,954	100,092	76,876	75,201

Total	3,692,276	3,407,941	2,144,619	2,085,440

Current	2,926,240	2,795,557	2,013,802	1,960,606
Non-current	766,036	612,384	130,817	124,834

	3,692,276	3,407,941	2,144,619	2,085,440

13 Investments

Changes in investments (unaudited)	Consolidated	Parenty Company
Balance as of December 31, 2010	3,944,565	92,111,361

Acquisitions	6,191,872	1,029,309
Dividends	—	(693,195)
Cumulated translation adjustment	(188,709)	(707,118)
Equity result	17,674	5,381,219
Valuation adjustments	(2,171)	(32,284)

Balance as of March 31, 2011	9,963,231	97,089,292

Balance as of December 31, 2019	4,562,088	87,894,653

Acquisitions	50,000	509,973
Dividends	(76,234)	(1,058,043)
Cumulated translation adjustment	8,592	1,135,182
Equity result	7,214	2,372,637
Incorporation	—	(352,619)
Valuation adjustments	—	(84,751)

Balance as of March 31, 2010	4,551,660	90,417,032

	Investments		Equity results (unaudited)		Received dividends (unaudited)
	March 31, 2011	December 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
	(unaudited)
Major subsidiaries and affiliated companies
Direct and indirect subsidiaries
ALBRAS — Alumínio Brasileiro S.A. (a)	—	1,087,500	—	(51,696)	—	—
ALUNORTE — Alumina do Norte do Brasil S.A. (a)	—	2,731,679	—	4,947	—	—
Aços Laminados do Pará	116,213	84,516	(6,712)	(6,417)	—	—
Belém — Administrações e Participações LTDA. ( b )	—	—	—	—	—	—
BSG Resources S.À R.L	803,295	832,859	(11,404)	—	—	—
Cadam S.A (a)	122,516	124,170	(1,654)	(7,181)	—	—
Companhia Portuária da Baía de Sepetiba — CPBS	376,353	346,525	29,728	29,078	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	208,252	207,813	16,274	11,552	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	201,251	212,446	4,703	14,314	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	152,605	143,496	16,209	2,643	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	328,896	333,380	13,541	9,291	—	—
Ferrovia Norte Sul S.A.	1,734,434	1,743,480	(9,050)	(4,047)	2,922	—
Ferrovia Centro Atlantica ( c )	2,028,966	1,916,286	(61,320)	(22,879)	—	—
Minerações Brasileiras Reunidas S.A. — MBR	3,246,741	3,291,156	(71,467)	25,901	—	—
Mineração Corumbá Reunidas S.A	1,227,654	1,225,371	4,010	(48,597)	—	—
Mineração Paragominas	—	1,812,936	(45,810)	—	—	—
Mineração Rio do Norte S.A.	238,901	235,567	3,334	1,816	—	—
Minas da Serra Geral S.A. — MSG	59,259	57,972	1,287	315	—	—
MRS Logística S.A.	868,530	851,202	60,492	23,123	—	—
Salobo Metais S.A. ( c )	3,534,409	3,270,948	(4,839)	18,060	—	—
Samarco Mineração S.A.	610,777	676,146	346,719	84,893	412,088	91,240
Sociedad Contractual Minera Tres Valles	466,221	394,076	(771)	—	—	—
Vale Austria Holdings GMBH (d)	2,457,962	1,549,736	1,359,929	30,248	—	—
Vale Fertilizantes S.A	10,607,870	7,384,350	58,881	—	—	—
Vale Fosfatados S.A.	—	3,217,447	1,018	—	—	—
Vale Manganês S.A.	724,020	890,074	39,424	20,076	183,792	—
Vale Florestar	233,274	235,366	(2,092)	—	—	—
Vale Canada Limited	9,274,882	9,250,155	508,364	(386,844)	—	—
Vale International S.A. (d )	45,462,280	42,441,747	3,108,676	2,518,360	—	—
Vale Colombia Ltd	1,042,623	825,860	(26,703)	1,373	—	—
Vale Soluções em Energia	237,859	198,622	(14,447)	—	—	—
Urucum Mineração	129,832	120,006	9,826	3,681	41,117	—
Biopalma da Amazonia SPA	479,048	—	—	—	—	—
Others	151,138	473,909	37,399	93,413	—	—

	87,126,061	88,166,796	5,363,545	2,365,423	639,919	91,240

Affiliated companies
LOG-IN — Logística Intermodal S/A	223,908	223,908	—	(1,456)	—	—
Henan Longyu Energy Resources	449,475	416,092	39,295	35,700	—	—
Thyssenkrupp CSA Companhia Siderúrgica do Atlântico	3,079,550	3,064,924	(14,178)	(7,661)	—	—
Norsk Hydro ASA	5,751,340	—	—	—	—	—
Tecnored Desenvolvimento Tecnologico S.A.	89,702	65,855	(1,390)	(18,188)	—	—
Korea Nickel Corp.	9,703	18,382	612	592	—	—
Zhuhai YPM Pellet e Co., Ltd.	42,783	42,180	(1,165)	6,012	—	—
Others	316,770	113,224	(5,500)	(7,785)	—	—

	9,963,231	3,944,565	17,674	7,214	—	—

	97,089,292	92,111,361	5,381,219	2,372,637	639,919	91,240

(a)	Investments available for sale in 2010

(b)	Incorporated in the Mineração Naque

(c)	Investments balances contain values of Advance for Future Capital Increase

(d)	Excluded from stockholder’s equity, the entities’ investments already detailed

14 Intangible

	Consolidated ( Unaudited )
		Concessions and
	Goodwill	subconcessions	Right to use	Others	Total
Costs:
Balance at December 31, 2010	8,654,307	11,287,322	1,138,336	1,793,186	22,873,151
Additions	—	716,310	12,498	98,566	827,374
Disposals	—	(674,356)	(4,201)	(28,464)	(707,021)
Transfers	—	178,000	—	(158)	177,842
Translation adjustments	2,502	—	(9,662)	—	(7,160)

Balance at March 31, 2011	8,656,809	11,507,276	1,136,971	1,863,130	23,164,186

Amortization:
Balance at December 31, 2010	—	(3,407,820)	(84,906)	(1,106,637)	(4,599,363)
Additions	—	(138,223)	(5,988)	(109,072)	(253,283)
Disposals	—	589,069	—	12,751	601,820
Transfers	—	(178,000)	—	158	(177,842)

Balance at March 31, 2011	—	(3,134,974)	(90,894)	(1,202,800)	(4,428,668)

Net Balance	8,656,809	8,372,302	1,046,077	660,330	18,735,518

Costs:
Balance at December 31, 2009	7,180,763	10,610,571	1,325,129	1,423,780	20,540,243
Additions	1,328,886	648,181	17,955	58,090	2,053,112
Disposals	—	(166,494)	—	(19,000)	(185,494)
Translation adjustments	144,658	—	10,040	—	154,698

Balance at March 31, 2010	8,654,307	11,092,258	1,353,124	1,462,870	22,562,559

Amortization:
Balance at December 31, 2009	—	(3,197,247)	(59,000)	(841,799)	(4,098,046)
Additions	—	(115,713)	(5,988)	(44,008)	(165,709)
Disposals	—	38,284	—	4,228	42,512
Translation adjustments	—	—	9,055	—	9,055

Balance at March 31, 2010	—	(3,274,676)	(55,933)	(881,579)	(4,212,188)

Net Balance	8,654,307	7,817,582	1,297,191	581,291	18,350,371

	Parent Company ( unaudited )
		Concessions and
	Goodwill	subconcessions	Right to use	Others	Total
Costs:
Balance at December 31, 2010	8,654,307	6,189,850	715,676	1,329,150	16,888,983
Additions	—	81,567	—	98,566	180,133
Disposals	—	(557,544)	—	(30,104)	(587,648)
Transfers	—	—	—	(158)	(158)
Translation adjustments	2,502	—	—	—	2,502

Balance at March 31, 2011	8,656,809	5,713,873	715,676	1,397,454	16,483,812

Amortization:
Balance at December 31, 2010	—	(2,366,332)	(84,906)	(874,637)	(3,325,875)
Additions	—	(80,959)	(5,988)	(109,072)	(196,019)
Disposals	—	553,255	—	12,886	566,141
Transfers	—	—	—	158	158

Balance at March 31, 2011	—	(1,894,036)	(90,894)	(970,665)	(2,955,595)

Net Balance	8,656,809	3,819,837	624,782	426,789	13,528,217

Costs:
Balance at December 31, 2009	7,180,763	5,811,024	715,676	1,064,780	14,772,243
Additions	1,328,886	251,226	—	58,090	1,638,202
Disposals	—	(149,891)	—	(19,000)	(168,891)
Translation adjustments	144,658	—	—	—	144,658

Balance at March 31, 2010	8,654,307	5,912,359	715,676	1,103,870	16,386,212

Amortization:
Balance at December 31, 2009	—	(2,241,075)	(59,000)	(683,799)	(2,983,874)
Additions	—	(55,309)	(5,988)	(44,008)	(105,305)
Disposals	—	61,790	—	7,000	68,790

Balance at March 31, 2010	—	(2,234,594)	(64,988)	(720,807)	(3,020,389)

Net Balance	8,654,307	3,677,765	650,688	383,063	13,365,823

15 Property, Plant and Equipment

	Consolidated ( Unaudited )
				Computer			Construction in
	Land	Buildings	Facilities	Equipment	Mineral assets	Others	progress	Total
Costs:
Balance at December 31, 2010	593,245	10,792,431	31,756,304	1,222,170	43,645,207	43,264,232	20,529,685	151,803,274
Additions	—	—	—	—	—	—	4,892,203	4,892,203
Disposals	—	(191,210)	(1,519,177)	(198)	(98,566)	(945,762)	(386,322)	(3,141,235)
Transfers	(8,431)	2,447,532	754,920	(82,650)	(1,540,195)	(370,850)	(1,200,326)	—
Translation adjustments	—	(510,762)	(308,379)	(5,497)	(432,983)	(141,439)	(1,535,818)	(2,934,878)

Balance at March 31, 2011	584,814	12,537,991	30,683,668	1,133,825	41,573,463	41,806,181	22,299,422	150,619,364

Depreciation/ Depletion:
Balance at December 31, 2010	—	(2,115,889)	(5,799,491)	(765,982)	(2,972,974)	(10,062,104)	—	(21,716,440)
Additions	—	(46,530)	(227,033)	(30,236)	(90,110)	(701,781)	—	(1,095,690)
Disposals	—	190,572	1,519,057	—	8,357	913,581	—	2,631,567
Transfers	—	(175,959)	387,201	82,469	(957,183)	663,472	—	—
Translation adjustments	—	7,677	1,462,713	2,956	69,515	26,405	—	1,569,266

Balance at March 31, 2011	—	(2,140,129)	(2,657,553)	(710,793)	(3,942,395)	(9,160,427)	—	(18,611,297)

Net Balance	584,814	10,397,862	28,026,115	423,032	37,631,068	32,645,754	22,299,422	132,008,067

Costs:
Balance at December 31, 2009	477,304	7,919,556	26,105,215	825,208	32,426,010	36,538,246	31,237,806	135,529,345
Additions	—	—	—	—	—	—	3,354,333	3,354,333
Disposals	—	(776)	(68,057)	(62)	—	(66,161)	(129,666)	(264,722)
Transfers	54,127	1,670,352	1,610,546	261,746	7,345,105	(2,635,814)	(8,306,062)	—
Translation adjustments	—	53,385	55,376	6,734	468,164	539,505	353,757	1,476,921

Balance at March 31, 2010	531,431	9,642,517	27,703,080	1,093,626	40,239,279	34,375,776	26,510,168	140,095,877

Depreciation/ Depletion:
Balance at December 31, 2009	—	(2,226,824)	(9,051,291)	(780,251)	(3,471,812)	(11,051,274)	—	(26,581,452)
Additions	—	(50,508)	(267,077)	(81,244)	(38,143)	(436,870)	—	(873,842)
Disposals	—	132	60,709	41	—	10,123	—	71,005
Transfers	—	46,569	188,863	(161,814)	259,985	(333,603)	—	—
Translation adjustments	—	(8,942)	(15,759)	(2,918)	(70,146)	(31,366)	—	(129,131)

Balance at March 31, 2010	—	(2,239,573)	(9,084,555)	(1,026,186)	(3,320,116)	(11,842,990)	—	(27,513,420)

Net Balance	531,431	7,402,944	18,618,525	67,440	36,919,163	22,532,786	26,510,168	112,582,457

	Parent Company ( Unaudited )
				Computer			Construction in
	Land	Buildings	Facilities	equipment	Mining assets	Others	progress	Total
Costs:
Balance as of December 31, 2010	361,738	3,425,775	13,252,111	216,753	3,267,659	17,075,281	17,961,535	55,560,852
Acquisitions	—	—	—	—	—	—	2,460,494	2,460,494
Disposals	—	(188,992)	(1,518,967)	(169)	(13,271)	(165,866)	(357,336)	(2,244,601)
Transfers	33,892	64,518	322,527	(71,827)	4,959	336,280	(690,349)	—

Balance as of March 31, 2011	395,630	3,301,301	12,055,671	144,757	3,259,347	17,245,695	19,374,344	55,776,745

Depreciation/ depletion:
Balance as of December 31, 2010	—	(882,563)	(4,672,694)	(39,844)	(502,922)	(5,001,058)	—	(11,099,081)
Acquisitions	—	(27,856)	(497,140)	(26,177)	(19,199)	(199,126)	—	(769,498)
Disposals	—	188,992	1,782,451	162	8,357	164,237	—	2,144,199
Transfers	—	(15,249)	15,155	—	—	94	—	—

Balance as of March 31, 2011	—	(736,676)	(3,372,228)	(65,859)	(513,764)	(5,035,853)	—	(9,724,380)

Net balance	395,630	2,564,625	8,683,443	78,898	2,745,583	12,209,842	19,374,344	46,052,365

Costs:
Balance as of December 31, 2009	271,802	3,111,165	14,222,317	904,330	1,975,980	16,545,646	14,255,961	51,287,201
Acquisitions	—	—	—	—	—	—	1,376,505	1,376,505
Disposals	—	(752)	(35,302)	(63)	(54,128)	(2,427)	(171,179)	(263,851)
Transfers	30,944	92,414	412,338	88,019	1,457,142	158,261	(2,239,118)	—

Balance as of March 31, 2010	302,746	3,202,827	14,599,353	992,286	3,378,994	16,701,480	13,222,169	52,399,855

Depreciation/ depletion:
Balance as of December 31, 2009	—	(779,554)	(4,469,905)	(601,960)	(444,630)	(5,297,919)	—	(11,593,968)
Acquisitions	—	(26,215)	(95,281)	(78,743)	(28,271)	(66,691)	—	(295,201)
Disposals	—	122	27,953	41	58,177	1,681	—	87,974
Transfers	—	(3,472)	4,628	(646)	—	(510)	—	—

Balance as of March 31, 2010	—	(809,119)	(4,532,605)	(681,308)	(414,724)	(5,363,439)	—	(11,801,195)

Net balance	302,746	2,393,708	10,066,748	310,978	2,964,270	11,338,041	13,222,169	40,598,660

Depreciation of the period allocated to the production cost and to expenses, is R$1,599,038 in March 31, 2011 and R$1,360,305 in March 31, 2010 for the consolidated and R$468,702 in March 31, 2011 and R$493,250 in March 31, 2010 for the parent company.
Residual value of fixed assets given in guarantees of judicial lawsuits corresponding at March 31, 2011 and March 31, 2010 to R$246,359 and R$302,818 in the consolidated, and R$185,301 and R$234,057 in the parent company, respectively.
16 Loans and Financing short-term debt

	Consolidated
	March 31, 2011	December 31, 2010
	(unaudited)
Export-import financing	726,190	804,754
Working capital	241,583	339,716

	967,773	1,144,470

Refer to short-term financing for export denominated in US dollars, with an average interest rate of 1,99% at March 31, 2011.
Long-term debt

			Consolidated
	Current liabilites		Non-Current liabilities
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing denominated in the following currencies:
U.S. dollars	1,829,485	4,061,900	5,451,751	5,416,060
Other debt securities	35,831	29,400	452,779	361,590
Fixed rate notes US dollares	—	—	16,671,373	17,065,330
Euro	—	—	1,718,700	1,671,000
Perpetual notes	—	—	127,039	130,260
Accrued charges	309,906	400,930	—	—

	2,175,222	4,492,230	24,421,642	24,644,240

Domestic operations
Indexed by TJLP, TR, IGP-M and CDI	218,959	186,520	7,000,139	6,962,050
Basket of currencies	8,144	2,040	231,275	208,244
Loans in U.S. dollars	8,756	2,299	1,339,998	1,229,300
Non-convertible debentures	—	—	4,632,023	4,735,650
Accrued charges	288,504	183,310	—	—

	524,363	374,169	13,203,435	13,135,244

	2,699,585	4,866,399	37,625,077	37,779,484

			Parent company
	Current liabilites		Non-Current liabilities
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Foreign operations
Loans and financing in:
U.S. dollars	115,780	235,565	2,416,502	2,530,855
Other currencies	5,518	5,016	15,975	—
Euro	—	—	1,718,700	1,671,000
Accrued charges	15,154	73,166	—	—

	136,452	313,747	4,151,177	4,201,855

Domestics operations
Indexed by TJLP, TR, IGP-M and CDI	138,977	121,009	6,292,522	6,274,547
Basket of currencies	2,292	2,343	231,505	207,044
Loans in U.S. dollars	4,141	—	1,335,225	1,224,316
Non-convertible debentures	—	—	4,000,000	4,000,000
Accrued charges	283,994	179,054	—	—

	429,404	302,406	11,859,252	11,705,907

	565,856	616,153	16,010,429	15,907,762

The long-term portions at March 31, 2011 have maturity in the following years (unaudited):

	Consolidated		Parent Company
2012	2,010,520	5%	66,705	—
2013	6,017,767	16%	102,872	1%
2014	2,105,364	6%	119,761	1%
2015	1,593,436	4%	119,761	1%
2016 onwards	25,137,387	67%	15,601,330	97%
No due date (Perpetual notes and non-convertible debentures)	760,603	2%	—	—

	37,625,077	100%	16,010,429	100%

As at March 31, 2010, annual interest rates on long-term debt were as follows (unaudited):

	Consolidated	Parent Company
Up to 3%	7,482,753	3,073,440
3,1% to 5%	3,789,415	2,787,694
5,1% to 7% (*)	15,373,068	1,269,646
7,1% to 9% (**)	6,026,308	2,190,651
9,1% to 11% (**)	278,340	5,215,613
Over 11% (**)	7,244,472	2,039,241
Variable (Perpetual notes)	130,306	—

	40,324,662	16,576,285

(*)	Includes the operation of Eurobonds which we have entered derivative financial instrument at a cost of 4.71% per year in US dollars.

(**)	Includes non-convertible debentures and other Brazilian real denominated debt that interest at Brazilian Certificate of Deposit (CDI) and Brazilian Government long-term Interest Rates (TJLP) plus a spread. These operations derivative financial instruments were contracted to protect the Company’s exposure to variations in the floating debt in reais. The total contracted amount for these transactions is R$10,742,369, of which R$9,373,949 has an original interest rates above 7.1% per year. The average cost after taking into account the derivative transaction is 3.04% per year in US dollars.
The total average cost of all derivative transactions is of 3.27% per year in US dollars.
In September 2010, Vale signed an agreement with The Export-Import Bank of China and Bank of China Limited to finance the construction of 12 vessels with a capacity of 400,000 dwt (dead weight tonnage — dwt), totaling up to US$1,229 million (equivalent to R$2,048 million). The financing has a total term for payment of 13 years and Vale will receive the funds over the next three years according to the schedule of construction of ships. Until March 31, 2011, US$291 million (equivalent to R$474 million) was disbursed under this facility.
In September 2010, Vale issued US$1 billion (equivalent to R$1,694 million) in notes maturing in 2020 and US$750 million (equivalent to R$1,271 million) in notes maturing 2039. Notes for 2020 will have a coupon of 4.625% per year, payable semi-annually half yearly at a price of 99.030% of face value of the title. The notes of 2039 issued at a price of 110.872% of face value of the title, will be consolidated with the bonus of US$1 billion issued by Vale Overseas in November 2009 with a coupon of 6.875% and maturing in 2039, forming a single series.
In June 2010, Vale established some credit lines totaling R$774 million with the Banco Nacional de Desenvolvimento Econômico Social — BNDES, in order to finance the acquisition of domestic equipments. In March 31, 2011, Vale increased in R$103 million the total amount of credit lines in order to finance the acquisiction of those equipments. Until March 31, 2011, R$262 million was disbursed in this agreement.
In June 2010, a prepayment Export in the amount of US$500 million (equivalent to R$901 million) a captured maturing in 10 years.
Credit lines
Vale has available lines of revolving credit that can be disbursed and paid optionally. On March 31, 2011, the amount available involving credit lines was US$1,600 million (equivalent to R$2,606 million), being US$850 million (equivalent to R$1,384 million) available to Vale International and the remaining for Vale Canada Limited (formerly Vale Inco). Until March 31, 2011, no amounts were withdrawn by Vale International or Vale Canada Limited, but letters of credit were issued totaling US$118 million (equivalent to R$192 million) relating to the line of credit of Canada Vale Limited. In April 2011, Vale and some of its subsidiaries entered into a new revolving credit line agreement with a syndicate of commercial banks. The new credit line, in the amount of US$3 billion (equivalent to R$4,886 million), add to US$1.6 billion of existing revolving credit line.
In January 2011, Vale entered into an agreement with some commercial banks with the guarantee of Italian credit bureau, Servizi Assicurativi Del Commercio Estero S.p.A. (SACE) to provide the amount of US$300 million (equivalent to R$503 million) with a final maturity of 10 years. As of March 31, 2011 we had drawn US$300 million (equivalent to R$489 million) under this facility.

In October 2010, Vale signed an agreement with Export Development Canada (EDC) to finance its investment program. Under the agreement, EDC will provide a credit line of up to US$1 billion (equivalent to R$1,629 million on March 31, 2011), US$500 million (equivalent to R$815 million on March 31, 2011) for investment in Canada and the remaining US$500 million (equivalent to R$815 million on March 31, 2011) are available to financing of purchases of goods and services of Vale in Canada. On March 31, 2011, Vale disbursed US$250 million (equivalent to R$407 million) in this line.
In May 2008, the Company has signed agreements with the Japan Bank for International Cooperation, in the amount of US$3 billion (equivalent to R$4,886 million on March 31, 2011), and with Nippon Export and Investment Insurance, in the amount of US$2 billion (equivalent to R$3,257 million at March 31, 2011), to finance mining projects, logistics and energy generation. In November 2009, Vale signed a credit line in the amount of US$300 million (equivalent to R$489 million at March 31, 2011), through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions, using insurance of Nippon Export and Investment Insurance (NEXI) to finance the construction of the hydroelectric plant of Karebbe, Indonesia. Until March 31, 2011, PT International withdrew US$300 million (equivalent to R$489 million) this facility.
In 2008, Vale has signed a credit line in the amount of US$7,300 million with Banco Nacional de Desenvolvimento Economico e Social — BNDES to finance its investment program. Until March 31, 2011, Vale withdrew R$1,973 million in this line.
Guarantees
On March 31, 2011, R$2 million (December 31, 2010 — R$3 million) of the outstanding debt was secured by receivables. The balance due of R$40,323 million (December 31, 2010 — R$42,642 million) has no guarantees.
Some of the long-term financial instruments contain obligations related to financial indicators. The main indicators are debt on Stockholders’ equity, debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA) and interest coverage. Vale is in compliance with the required levels for the indicators.
17 Provision
Vale and its subsidiaries are involved parties in labor, civil, tax and other ongoing lawsuits and are discussing these issues in court proceedings, which, when applicable, are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company management, supported by the legal opinion of the legal board of the Company and by its external legal consultants.
a) Provision for contingences
Provisions that are considered by management of the Company and its legal counsel as necessary to cover possible losses in legal proceedings of any kind are detailed as follows:

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Tax contingencies	1,493,718	1,477,488	367,294	324,518
Civil contingencies	835,834	893,434	619,741	680,338
Labor contingencies	1,318,839	1,277,360	1,110,610	1,072,097
Environmental contingencies	63,789	64,059	32,127	30,820

Total accrued liabilities	3,712,180	3,712,341	2,129,772	2,107,773

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Balance at the beginning of the period	3,712,341	4,201,617	2,107,773	2,730,560
Provisions, net of reversals	136,089	76,307	135,465	(61,458)
Payments	(142,124)	(606,231)	(115,713)	(601,677)
Monetary update	5,874	40,648	2,247	40,348

Balance at the end of period	3,712,180	3,712,341	2,129,772	2,107,773

I)	Provisions for Tax Contingencies

The main nature of tax causes refer to discussions on the basis of calculation of the Financial Compensation for Exploiting Mineral Resources — CFEM and about denials of compensation claims of credits in the settlement of federal taxes. The other causes refer to the charges of Additional Port Workers Compensation — AITP and questions about the location for the purpose of incidence of Service Tax — ISS.

II)	Provision for Civil Contingencies

They are related to the demands that involve contracts between Vale and other group companies with their service providers, requiring differences in values due to alleged losses that have occurred due to various economic plans, other demands are related to accidents, actions damages and still others related to monetary compensation in action vindicatory.

III)	Provision for Labor Contingencies

Consist of lawsuits filed by employees and service providers, questioning parcels arising from the employment relationship. The most recurring objects are payment of overtime, hours in “intinere”, hazard pay and unhealthy.

The social security contingencies are also included in this context because arising from parcels of labor, in the case of legal and administrative disputes between the INSS and the Vale/group companies, whose core is the incidence of compulsory social security or not.
In addition to those provisions, there are judicial deposits as at March 31, 2011, December 31, 2010 totaling R$3,133,748, R$3,062,337, in the consolidated company and R$2,367,482 and R$2,312,465 in the parent company, respectively. Judicial deposits are made by us following the court requirements, in order to be entitled to either initiate or continue a legal action. These amounts are released to us, upon receipt of a final favorable outcome from the legal action; in the case of an unfavorable outcome, the deposits are transferred to the prevailing party.
There are also obligations arising from past events whose existence will be confirmed by the occurrence or not of one or more uncertain future events, outside control of the Company. Contingent liabilities are classified as possible losses and are not recognized in the balance sheet of the Company, only disclosed in the notes.
The Company is challenging in court actions for which there is the expectation of possible losses. The company believes that these shares would not fall under the provision, since there is a strong legal foundation for such. These contingent liabilities are distributed among tax, civil, social security, and labor claims, and represent on March 31, 2011 and December 31, 2010, the amount of R$10,076,226 and R$9,605,546 in the consolidated company and R$4,705,863 and R$4,484,876 on the parent company, respectively.
b) Asset Retirement Obligations
The Company uses various judgments and assumptions when measuring the obligations related to discontinuation of use of assets. Changing circumstances, law or technology may affect the estimates and periodically the amount allocated is reviewed and adjusted when necessary. The provision does not reflect duties unclaimed because there is no information about it. The accrued amount is not deducted from the potential costs covered by insurance or indemnities, because their recovery is considered uncertain.
Long term interest rates used to discount to present value and update the provision to March 31, 2011, December 31, 2010 were 7,96%. The recorded liability is periodically updated based on these discount rates plus the inflation index (IGPM) for the period in reference.
The variation in the provision for asset retirement is demonstrated as follows:

	Consolidated		Parent Company
	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010
	(unaudited)		(unaudited)
Accrual in the begining of	2,591,435	2,086,800	805,265	846,022
Expenses additions	68,039	204,536	33,547	132,275
Financing settlement in the period	(16,392)	(78,140)	(4,412)	(77,057)
Estimative review on cash flows	(130,153)	383,941	—	(95,975)
Cumulative translation adjustment	2,307	(5,702)	—	—

Accrual in the end of	2,515,236	2,591,435	834,400	805,265

Current	115,200	128,281	40,016	44,427
Non-Current	2,400,036	2,463,154	794,384	760,838

Total of liabilities accrued	2,515,236	2,591,435	834,400	805,265

18 Income Tax and Social Contribution Deferred
The Company’s income is subject to a common taxable rule applicable to all companies in general. The net deferred movements are presented as follows:

	Consolidated			Parent company (*)
	Asset	Liability	Total	Total
Deffered tax balance on December 31, 2010	2,439,984	(12,947,141)	(10,507,157)	(1,785,291)

Net income effects	236,540	52,866	289,406	202,732
Cumulative translation adjustment	72,186	(164,054)	(91,868)	—
Tax losses consumption	(151,431)	—	(151,431)	—
Defferred social contribution	—	(1,042,640)	(1,042,640)	(1,042,640)
Other comprehensive income	—	(14,043)	(14,043)	(13,399)

Deffered tax balance on December 31, 2010	2,597,279	(14,115,012)	(11,517,733)	(2,638,598)

(*)	Changes in Parent company represented by an asset of R$1,978,313 at March 31, 2011 and R$1,788,980 at December 31, 2010 and liabilities of R$4,616,911 at March 31, 2011 and R$3,574,271 at December 31, 2010.
The income tax in Brazil comprises the taxation on income and social contribution on profit. The composite statutory rate applicable in the period presented is 34%. In other countries where we have operations are subjects to vary rates depending on jurisdiction.
The total amount presented as income tax and social contribution results in the financial statements is reconciled with the rates established by law, as follows:

	Consolidated		Parent Company
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
	(unaudited)		(unaudited)
Income before tax and social contribution	13,668,055	2,695,064	12,803,725	2,879,782
Results of equity investments	(17,674)	(7,214)	(5,381,219)	(2,372,637)
Tax effect on non-taxable functional currency	80,162	(768,482)	—	—

	13,730,543	1,919,368	7,422,506	507,145
Income tax and social contribution at statutory rates - 34%	(4,668,385)	(652,585)	(2,523,652)	(172,429)
Adjustments that affects the basis of taxes:
Income tax and social contribution on interest on capital	728,867	374,000	708,467	374,000
Tax incentives	352,631	48,312	284,789	25,168
Results of overseas companies taxed by different rates which differs from the parent company rate	1,200,710	568,261	—	—
Others	(80,991)	15,459	17,654	(2,729)

Income tax and social contribution on the income for the period	(2,467,168)	353,447	(1,512,742)	224,010

Vale in Brazil has a tax incentive of partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast with iron, railroad, manganese, copper, bauxite, kaolin and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally expire until 2018. Part of the iron and railroad operations in the North was recognized as incentives by 10 years since 2009. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to Stockholders.
Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment in incentive operation, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia — SUDAM and the Northeast Development Superintendence — SUDENE. When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which impaired is the distribution as dividends to Stockholders.
Vale also has tax incentives related to the Goro project in New Caledonia (Goro). These tax incentives include total temporary exemptions of the total income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production as defined by applicable law, followed by 5 years with 50% of temporary tax incentives. Moreover, Goro is eligible for certain exemptions from indirect taxes such as import tax during the construction phase and throughout the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an early break; in case the project reaches a specific cumulative rate of return. Goro is taxable for a portion of profits starting in the first year that commercial production is reached, as defined by applicable law. So far, there has been no taxable income realized in New Caledonia. The benefits of this legislation are expected to apply any taxes then applicable when the Goro project is in operation. Vale has obtained tax incentives for projects in Mozambique, Oman and Malaysia, which will take effect when the projects begin commercial operations.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.
In Brazil, the use of compensatory of tax losses accurate not prescribing, and its use is restricted to 30% of taxable income in calculating the annual and quarterly income tax.
19 Employee Benefits Obligations
a) Costs of retirement benefit obligations
In the 2010 annual statements of Vale disclosed that expects to disburse in 2011 with pension plans and other benefits to the consolidated R$540,039 and for the parent company R$222,151. Until March 31, 2011, contributions totaled R$149,338 in consolidated and R$67,305 in the parent company. Vale does not expect significant changes in estimates disclosed in 2010.

	Consolidated
	Three-months period ended (unaudited)
	March 31, 2011			March 31, 2010
			Underfunded
	Overfunded	Underfunded	other	Overfunded	Underfunded	Underfunded
	pension (*)	pension	benefits	pension (*)	pension	other benefits
Service cost — benefits earned during the period	920	33,137	13,475	—	30,191	11,786
Interest cost on projected benefit obligation	162,316	173,073	42,151	126,046	159,094	42,804
Expected return on assets of the plan	(275,215)	(154,652)	(333)	(209,838)	(145,719)	—
Amortizations of transitory initial obligation	—	14,506	(7,051)	—	—	—
Effect of the limit on paragraph 58 (b)	111,979	—	—	83,792	—	—

Net pension cost	—	66,064	48,242	—	43,566	54,590

	Parent company
	Three-months period ended (unaudited)
	March 31, 2011			March 31, 2010
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension	pension	other benefits	pension	pension	other benefits
Service cost — benefits earned during the period	16	6,928	1,182	—	6,787	984
Interest cost on projected benefit obligation	143,173	76,021	10,584	126,046	63,676	8,598
Expected return on assets of the plan	(248,538)	(69,208)	—	(209,838)	(55,702)	—
Effect on the limit of paragraph 58 (b)	105,349	—	—	83,792	—	—

Net pension cost	—	13,741	11,766	—	14,761	9,582

(*)	The Company did not recorded on its balance sheet the assets and related counterparts resulting from actuarial valuation of surplus plans, because there is none a clearly evidence about its performance, in accordance as established in the paragraph 58 (b) of CPC 33.
b) Profit Sharing Plan
The Company, based in the Profit Sharing Program — PPR allows defining, monitoring, evaluation and recognition of individual and collective performance of its employees.
The Profit Sharing in the Company for each employee is calculated individually depending on the achievement of goals previously established by indicators blocks according performance as: the Company, Department or Business Unit, Team, individual, and related on the individual competence. The contribution of each block of performance in the score of employees is discussed and agreed each year, between Vale and the unions representing their employees.
The Company accrued expenses / costs related to profit sharing as follows (Unaudited):

	Consolidated		Parent company
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Operacional expenses	159,177	91,776	131,555	61,739
Cost of products	203,888	113,643	158,878	113,643

Total	363,065	205,419	290,433	175,382

c) Non-current incentive compensation plan
Aiming to promote the vision of “shareholder”, in addition to increasing the ability to retain executives and to strengthen the performance culture supported the Board of Directors approved a Long-term Compensation Plan, for some executives of the Company, which was implemented for 3-year cycles.
Under the terms of the plan, the participants, restricted to certain executives, may allocate a portion of their annual bonus plan. Part of the bonus allocated to the plan is used by the executive to purchase preferred shares of Vale, through a financial institution prescribed under market conditions and without any benefit provided by Vale.
The shares purchased by the executive have no restrictions and can according to its own criteria of each participant, be sold at any time. However, actions need to be kept for a period of three years and executives need to keep your employment with the Vale during this period. The participant shall be entitled, in this manner, to receive from the Vale, a payment in cash equal to the amount of stock holdings based on market quotations. The total number of shares subject to the plan on March 31, 2011 and December 31, 2010 is 2,458,627 and 2,458,627, respectively.
Additionally, certain executives eligible to long-term incentives have the opportunity to receive at the end of a three years cycle a monetary value equivalent to market value of a determined number of shares based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.
We account for the cost of compensation provided to our executives who are under this incentive long-term compensation plan according to requirements of the CPC as 10 “Share-based payments.” Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. The compensation costs incurred are recognized by the vesting period defined in three years. On March 31, 2011 and December 31, 2010, we recognized a provision of R$206,184 and R$199,730, respectively, in income.

20 Classification of Financial Instruments
The assets and liabilities are classified into four categories of measurement: assets and liabilities at fair value through income (not including derivatives designated as hedges), assets available for sale, loans and receivables and held to maturity.
The classification of financial assets and liabilities is shown in the following tables:

	Consolidated ( Unaudited)
		At fair value through	Derivatives designated		Total at March 31,
	Loans and receivables	profit or loss	as hedge	Available-for-sale	2011
Financial assets
Current		—	—	—	—
Cash and cash equivalents	19,138,882	—	—	—	19,138,882
Short-term investments	869,017	—	—	—	869,017
Derivatives at fair value	—	93,193	75,255	—	168,448
Assets available-for-sale	—	—	—	15,522	15,522
Accounts receivable from customers	12,629,803	—	—	—	12,629,803
Related parties	185,829	—	—	—	185,829

	32,823,531	93,193	75,255	15,522	33,007,501

Non current
Related parties	15,807	—	—	—	15,807
Loans and financing	499,396	—	—	—	499,396
Derivatives at fair value	—	763,006	—	—	763,006

	515,203	763,006	—	—	1,278,209

Total of financial assets	33,338,734	856,199	75,255	15,522	34,285,710

Financial liabilities
Current
Suppliers and contractors	6,739,356	—	—	—	6,739,356
Derivatives at fair value	—	40,687	—	—	40,687
Current portion of long-term debt	2,699,585	—	—	—	2,699,585
Loans and financing	967,773	—	—	—	967,773
Related parties	34,319	—	—	—	34,319

	10,441,033	40,687	—	—	10,481,720

Non current
Derivatives at fair value	—	876	98,550	—	99,426
Loans and financing	37,625,077	—	—	—	37,625,077
Related parties	236	—	—	—	236
Debentures	2,258,268	—	—	—	2,258,268

	39,883,581	876	98,550	—	39,983,007

Total of financial liabilities	50,324,614	41,563	98,550	—	50,464,727

	Consolidated
		At fair value through	Derivatives designated		Total at December 31,
	Loans and receivables	profit or loss	as hedge	Available-for-sale	2010
Financial assets
Current
Cash and cash equivalents	13,468,958	—	—	—	13,468,958
Short-term investments	2,987,497	—	—	—	2,987,497
Derivatives at fair value	—	51,423	35,847	—	87,270
Assets available-for-sale	—	—	—	20,897	20,897
Accounts receivable from customers	13,962,306	—	—	—	13,962,306
Related parties	90,166	—	—	—	90,166

	30,508,927	51,423	35,847	20,897	30,617,094

Non-current
Related parties	8,032	—	—	—	8,032
Loans and financing	274,464	—	—	—	274,464
Derivatives at fair value	—	501,722	—	—	501,722

	282,496	501,722	—	—	784,218

Total of financial assets	30,791,423	553,145	35,847	20,897	31,401,312

Financial liabilities
Current
Suppliers and contractors	5,803,709	—	—	—	5,803,709
Derivatives at fair value	—	92,182	—	—	92,182
Current portion of long-term debt	4,866,399	—	—	—	4,866,399
Loans and financing	1,144,470	—	—	—	1,144,470
Related parties	24,251	—	—	—	24,251

	11,838,829	92,182	—	—	11,931,011

Non-current
Derivatives at fair value	—	14,929	87,751	—	102,680
Loans and financing	37,779,484	—	—	—	37,779,484
Related parties	3,362	—	—	—	3,362
Debentures	2,139,923	—	—	—	2,139,923

	39,922,769	14,929	87,751	—	40,025,449

Total of financial liabilities	51,761,598	107,111	87,751	—	51,956,460

	Parent Company (Unaudited)
		At fair value	Derivatives
	Loans and	through profit or	designated as		Total at March 31,
	receivables	loss	hedge	Available-for-sale	2011
Financial assets
Current
Cash and cash equivalents	10,126,446	—	—	—	10,126,446
Derivatives at fair value	—	1,139	75,255	—	76,394
Accounts receivables from customers	13,852,977	—	—	—	13,852,977
Related parties	2,168,941	—	—	—	2,168,941

	26,148,364	1,139	75,255	—	26,224,758

Non-current
Related parties	1,930,346	—	—	—	1,930,346
Loans and financing	168,162	—	—	—	168,162
Derivatives at fair value	—	450,348	—	—	450,348

Total of financial assets	28,246,872	451,487	75,255	—	28,773,614

Financial liabilities
Current
Suppliers and contractors	2,843,389	—	—	—	2,843,389
Current portion of long-term debt	565,856	—	—	—	565,856
Related parties	5,540,320	—	—	—	5,540,320

	8,949,565	—	—	—	8,949,565

Non-current
Loans and financing	16,010,429	—	—	—	16,010,429
Related parties	26,748,541	—	—	—	26,748,541
Debentures	2,258,268	—	—	—	2,258,268

	45,017,238	—	—	—	45,017,238

Total of financial liabilities	53,966,803	—	—	—	53,966,803

	Consolidated
		At fair value	Derivatives
	Loans and	through profit or	designated as		Total at December
	receivables	loss	hedge	Available-for-sale	31, 2010
Financial assets
Current
Cash and cash equivalents	4,823,377	—	—	—	4,823,377
Derivatives at fair value	—	854	35,847	—	36,701
Accounts receivables from customers	18,378,124	—	—	—	18,378,124
Related parties	1,123,183	—	—	—	1,123,183

	24,324,684	854	35,847	—	24,361,385

Non-current
Related parties	1,936,328	—	—	—	1,936,328
Loans and financing	163,775	—	—	—	163,775
Derivatives at fair value	—	284,127	—	—	284,127

	2,100,103	284,127	—	—	2,384,230

Total of financial assets	26,424,787	284,981	35,847	—	26,745,615

Financial liabilities
Current
Suppliers and contractors	2,863,317	—	—	—	2,863,317
Current portion of long-term debt	616,153	—	—	—	616,153
Related parties	5,325,746	—	—	—	5,325,746

	8,805,216	—	—	—	8,805,216

Non-current
Loans and financing	15,907,762	—	—	—	15,907,762
Related parties	27,597,237	—	—	—	27,597,237
Debentures	2,139,923	—	—	—	2,139,923

	45,644,922	—	—	—	45,644,922

Total of financial liabilities	54.450.138	—	—	—	54.450.138

21 Fair Value Estimation
The Company reports its assets and liabilities at fair value, based on relevant accounting pronouncements that define fair value, a framework for measuring fair value, which refers to evaluation concepts and practices and requires certain disclosures about fair value.
Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, short-term investments, accounts receivable and accounts payable are close to their book values. For measurement and determination of fair value, the Company uses various methods including market approaches, income or cost. Based on these approaches, the Company assumes the value that market participants would use when pricing the asset or liability, including assumptions about risks and inherent risks in the inputs used in valuation techniques.
These entries can be easily observed, confirmed by the market or not observed. The Company uses techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. According to the pronouncement, those inputs to measure the fair value are classified into three levels of hierarchy. The financial assets and financial liabilities recorded at fair value should be classified and disclosed in accordance with the following levels:
 Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;
 Level 2 — Quoted prices (adjusted or not) for identical or similar assets or liabilities on active markets, inputs other than quoted prices that are not observed on level 1, either directly or indirectly, for the term of the asset or liability; and
 Level 3 - Assets and liabilities, which quoted prices, do not exist, or those prices or valuation techniques are supported by little or no market activity, unobservable or illiquid. At this point fair market valuation becomes highly subjective.

The tables below present the assets and liabilities of the parent company and consolidated measured at fair value on March 31, 2011 and December 31, 2010.

	Consolidated (Unaudited)				Parenty Company (Unaudited)
	March 31, 2011				March 31, 2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	25,424	67,769	—	93,193	—	1,139	—	1,139
Derivatives designated as hedges	—	75,255	—	75,255	—	75,255	—	75,255

	25,424	143,024	—	168,448	—	76,394	—	76,394
Available-for-sale
- Financial assets available-for-sale	15,522	—	—	15,522	—	—	—	—

	40,946	143,024	—	183,970	—	76,394	—	76,394
Non-current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	570	762,436	—	763,006	—	450,348	—	450,348
Derivatives designated as hedges	—	—	—	—	—	—	—	—

	570	762,436	—	763,006	—	450,348	—	450,348

Total of financial assets	41,516	905,460	—	946,976	—	450,348	—	450,348

Liabilities
Current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	—	40,687	—	40,687	—	—	—	—
Derivatives designated as hedges	—	—	—	—	—	—	—	—

	—	40,687	—	40,687	—	—	—	—
Non-current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	—	876	—	876	—	—	—	—
Derivatives designated as hedges	—	98,550	—	98,550	—	—	—	—

	—	99,426	—	99,426	—	—	—	—

- Stockholders’ debentures	—	2,258,268	—	2,258,268	—	2,258,268	—	2,258,268

	—	2,357,694	—	2,357,694	—	2,258,268	—	2,258,268

Total of financial liabilities	—	2,398,381	—	2,398,381	—	2,258,268	—	2,258,268

	Consolidated				Parenty Company
	December 31, 2010				December 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	21,660	29,763	—	51,423	—	36,701	—	36,701
Derivatives designated as hedges	—	35,847	—	35,847	—	—	—	—

	21,660	65,610	—	87,270	—	36,701	—	36,701
Available-for-sale
- Financial assets available-for-sale	20,897	—	—	20,897	—	—	—	—

	42,557	65,610	—	108,167	—	36,701	—	36,701
Non-current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	—	501,722	—	501,722	—	284,127	—	284,127
Derivatives designated as hedges	—	—	—	—	—	—	—	—

	—	501,722	—	501,722	—	284,127	—	284,127

Total of financial assets	42,557	567,332	—	609,889	—	320,828	—	320,828

Liabilities
Current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	19,650	72,532	—	92,182	—	—	—	—
Derivatives designated as hedges	—	—	—	—	—	—	—	—

	19,650	72,532	—	92,182	—	—	—	—
Non-current
- Derivatives	—	—	—	—	—	—	—	—
At fair value through profit or loss	784	14,145	—	14,929	—	—	—	—
Derivatives designated as hedges	—	87,751	—	87,751	—	—	—	—

	784	101,896	—	102,680	—	—	—	—

- Stockholders’ debentures	—	2,139,923	—	2,139,923	—	2,139,923	—	2,139,923

	784	2,241,819	—	2,242,603	—	2,139,923	—	2,139,923

Total of financial liabilities	20,434	2,314,351	—	2,334,785	—	2,139,923	—	2,139,923

Methods and Techniques of Evaluation
•	Assets and liabilities at fair value through profits or loss
Comprise derivatives not designated as hedges and stockholders’ debentures.

o	Derivatives designated or not as hedge
We used evaluation methodologies commonly employed by participants in the derivatives market to the estimated fair value. The financial instruments were evaluated by calculating their present value through the use of curves that impact the instrument on the dates of verification. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used in the case of European options is the Black & Scholes model, widely used by market participants for valuing options. In this model, the fair value of the derivative is a function of volatility and price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over a period of life of the option, called Asian, we use the model of Turnbull & Wakeman, also widely used to price this type of option. In this model, besides the factors that influence the option price in the Black-Scholes model, is considered the forming period of the average price.

In the case of swaps, both the present value of the active tip and the passive tip are estimated by discounting cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of active tip and passive tip of swap generates its fair value.

In the case of swaps tied to TJLP “Long-Term Interest Rate”, the calculation of fair value considers the TJLP constant, that is, projections of future cash flows in brazilian real are made considering the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward curves for each product. Typically, these curves are obtained in the stock exchange where the products are traded, such as the London Metals Exchange (LME), the COMEX (Commodity Exchange) or other providers of market prices. When there is no price for the desired maturity, Vale uses interpolation between the available maturities.
o	Stockholders’ Debentures
Their fair values are measured based on market approach, and their reference prices are available on the secondary market.

•	Available-for-sale assets

Comprise the assets that are neither held for trading nor held-to-maturity, for strategic reasons, and have readily available price on the market. Investments are valued based on quoted prices in active markets where available. When there is no market value, we use inputs other than quoted prices.
Measurement of Fair Value Compared to the Accounting Balance
For the loans allocated in the level 1, the evaluation method used to estimate the fair value of debt is the market approach to the contracts listed on the secondary market. And for the loans allocated in the level 2, the fair value for both fixed-indexed rate debt and floating rate is determined from the discounted cash flow using the future values of the Libor rate and the curve of Vale’s Bonds (income approach).
The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated (Unaudited)
	Balance as per March 31,	Fair value at March 31,
	2011	2011	Level 1	Level 2
Loans (long term)*	39,726,252	41,188,194	28,772,614	12,415,580

*	net of interest of R$584.410

	Consolidated
	Balance as per December	Fair value at December
	31,2010	31,2010	Level 1	Level 2
Loans (long term)*	42,061,643	44,232,611	33,607,254	10,625,357

*	net of interest of R$584

	Parent Company (Unaudited)
	Balance as per March 31,	Fair value at March 31,
	2011	2011	Level 1	Level 2
Loans (long term)*	16,277,137	16,155,930	9,773,055	6,382,875

*	net of interest of R$299.148

	Parent Company
	Balance as per December	Fair value at December
	31,2010	31,2010	Level 1	Level 2
Loans (long term)*	16,271,695	16,628,059	13,943,811	2,684,248

*	net of interest of R$252,220

22 Stockholders’ Equity
a) Capital
As at December 31, 2010 the capital was R$50.000.000 corresponding to 5,365,304,100 (3,256,724,482 common and 2,108,579,618 preferred) shares with no par value.

Shareholders	Common (ON)	Preferred (PNA)	Total
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian government (Tesouro Nacional / BNDES / INSS / FPS)	—	12	12
Foreign investors — ADRs	788,643,403	799,425,287	1,588,068,690
FMP — FGTS	102,366,447	—	102,366,447
PIBB — BNDES	2,913,190	3,726,849	6,640,039
BNDESPar	218,386,481	69,432,770	287,819,251
Foreign institutional investors in the local market	140,556,985	342,549,937	483,106,922
Institutional investors	186,746,010	420,671,600	607,417,610
Retail investors in Brazil	53,301,527	352,783,601	406,085,128
Treasury stock in Brazil	47,375,394	99,649,562	147,024,956

Total	3,256,724,482	2,108,579,618	5,365,304,100

Each holder of common and preferred class A shares is entitled to one vote for each share on the issues presented in the general assembly, except the election of the Board, which is restricted to holders of common shares. The Brazilian government owns twelve special preferred shares, which confer permanent rights to veto over specific items.
The Company is registered with the Securities and Exchange Commission — SEC, which allows its preferred shares and common shares to be traded on the New York Stock Exchange — NYSE in the form of ADR — American Depositary Receipts since June 2000 and March 2002 respectively. Each ADR represents 1 (one) preferred Class “A” or common share, negotiated with the codes “VALEP” and “VALE”, respectively.
Hong Kong Depositary Receipts evidencing our Common Shares and Class A Preferred Shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since December 8, 2010, under the stock code “6210” and “6230”, respectively. Each Common Hong Kong Depositary Receipt represents one Common Share and each Class A Preferred Depositary Receipt represents one Class A Preferred Share.
The holders of common and preferred shares has the same right to receive a mandatory minimum dividend of 25% of annual adjusted net income, based on the books in Brazil, with the approval of the annual general meeting of Stockholders. In the case of preferred Stockholders, this dividend can not be less than 6% of preferred capital determined on the basis of statutory accounting records or, if greater, 3% of equity value per share. This dividend is considered legal or statutory obligation.
The directors and executive officers as a group hold 257,294 common shares and 1,145,338 preferred shares.
The Board of Directors may, regardless of statutory reform, deliberate the issuance of new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized of 3,600,000,000 common shares and 7,200,000,000 preferred shares, all no-par-value shares.
b) Resources linked to the future mandatory conversion in shares
The mandatory convertible notes to be settled as at March 31, 2011 are presented:

	Date		Amount (thousands of reais)
Series	Emission	Expiration	Gross	Net of changes	Coupon
Series VALE and VALEP - 2012	July/2009	Junho/2012	1.858	1.523	6,75% a.a.
The securities have coupons payable quarterly and are entitled to receive additional compensation equivalent to cash distribution paid to holders of American Depositary Shares (ADS). These notes were bifurcated between the equity instruments and liabilities.
Linked resources for future conversion, net of taxes, are equivalent to the maximum quantity of common and preferred shares, as shown below. All shares are currently held in treasury stock.

	Maximum amount of shares		Amount (thousands of reais)
Series	Common	Preferred	Common	Preferred
Series VALE and VALEP - 2012	18.415.859	47.284.800	473	1.050

In April 2011 (subsquent event), Vale will pay additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALE P-2012, in the amount of R$1.627851 e R$1.882788 per note, respectively. These amounts in reais will be converted in US$ by the exchange rate prevaling in April 29, 2011.
In January 2011, Vale paid additional remuneration to holders of mandatorily convertible notes, series VALE-2012 and VALEP-2012, R$0.7776700 to R$0.8994610, respectively, and in October 2010, VALE-2012 and VALEP-2012, R$1.381517 and R$1.597876 per note, respectively.
In June 2010, the notes of Rio and Rio P series were converted into ADSs and representing a total of 49,305,205 common shares and 26,130,033 preferred class A shares, respectively. The conversion was performed using 75,435,238 shares in treasury stock held in by the Company. The difference between the amount converted and the book value of the shares of R$2,028 was recognized as capital reserve in Stockholders’ equity.
In April 2010, the Company paid additional interest to holders of mandatorily convertible notes, series RIO and RIO P, R$0.722861 and R$0.857938 per note, respectively, and series VALE-2012 and VALE.P-2012, R$1.042411 and R$1.205663 per note, respectively.
c) Treasury stocks
In September 2010, the Board of Directors approved the repurchase shares program up to the amount of US$2 billion involving up to 64,810,513 common shares and 98,367,748 preferred shares. The shares remain in treasury stock for future sale or cancellation. The repurchase program was completed in October 2010 when the financial limit approved by the Board of Directors was reached.
On March 31, 2011, there are 147,024,956 treasury stocks, in the amount of R$4,826,127, as follows (unaudited):

Classes	Shares quantity				Unit acquisition cost			Average quoted market price
	December 31, 2010	Addition	reduction	March 31, 2011	Average	Low(*)	High	March 31, 2011	December 31, 2010
Preferred	99,649,571	—	(9)	99,649,562	34.69	14.02	46.50	49.61	45.08
Common	47,375,394	—	—	47,375,394	28.90	20.07	52.96	56.21	51.50

Total	147,024,965	—	(9)	147,024,956

Shares value with splits: R$1,17 preferred and R$1,67 common.
d) Basic and diluted earnings per share
Basic earnings per share
Basic earnings per share are calculated by dividing the profit attributable to Stockholders of the company by the weighted average number of shares outstanding (total shares less treasury stock).
Diluted earnings per share
Diluted earnings per share are calculated by adjusting the weighted average quantity of shares outstanding to assume conversion of all potential diluted shares. The Company has in its records, mandatorily convertible notes into shares, which will be converted using treasury stock held by the Company. It is assumed that the convertible debt was converted into common shares and net income is adjusted to eliminate interest expense less the tax effect. These notes were recorded as an equity instrument, mainly because there is no option, both for the company and for the holders to liquidate, all or part of, the transactions with financial resources, therefore, recognized net of financial charges, as specific component of Stockholders’ equity.

The values of basic and diluted earnings per share were calculated as follows (Unaudited):

	Consolidated
	March 31, 2011	March 31, 2010
Net income from continuing operations attributable to the Company’s stockholders	11,200,887	3,103,792

Discontinued operations, net of tax	—	(224,448)

Net income attributable to the Company’s stockholders	11,200,887	2,879,344

Interest to convertible notes linked to preferred	(11,672)	—
Interest to convertible notes linked to ordinary	(4,432)	—

Interest to convertible notes linked to ordinary	11,184,783	2,879,344

Income available to preferred stockholders	4,252,372	1,089,956
Income available to common stockholders	6,793,340	1,707,506
Income available to convertible notes linked to preferred shares	100,089	41,634
Income available to convertible notes linked to common shares	38,982	40,248
Weighted average number of shares outstanding (thousands of shares) — preferred shares	2,008,930	2,030,998
Weighted average number of shares outstanding (thousands of shares) — common shares	3,209,349	3,181,727
Treasury preferred shares linked to mandatorily convertible notes	47,285	77,580
Treasury common shares linked to mandatorily convertible notes	18,416	74,998

Total	5,283,980	5,365,303

Basic
Earnings per preferred share	2.12	0.54
Earnings per common share	2.12	0.54
Diluted
Earnings per convertible notes linked to preferred share (*)	2.36	0.54
Earnings per convertible notes linked to common share (*)	2.36	0.54

Continuous operations
Basic
Earnings per preferred share	2.12	0.58
Earnings per common share	2.12	0.58
Diluted
Earnings per convertible notes linked to preferred share (*)	2.36	0.58
Earnings per convertible notes linked to common share (*)	2.36	0.58

Discontinued operations
Basic
Earnings per preferred share	—	(0.04)
Earnings per common share	—	(0.04)
Diluted
Earnings per convertible notes linked to preferred share (*)	—	(0.04)
Earnings per convertible notes linked to common share (*)	—	(0.04)
e) Remuneration of Stockholders
In April 2011 (subsequent event), the Board of Directors approved the payment on April 29, 2011, of the first installment of interest on capital, in the amount of R$3,174 million, corresponding to R$0.608246495 per outstanding share, common or preferred shares, of Vale’s issuance.
On January 14, 2011, the Board of Directors approved the payment from January 31, 2011, of interest on capital, in the total gross amount of R$1,670 millions, which corresponds to approximately R$0.320048038 per outstanding shares, common or preferred, of Vale issuance. This value is subject to the incidence of income tax withheld at the actual rate.

23 Derivatives
Effects of Derivatives on the balance sheet

	Consolidated
	Assets				Liabilities
	March 31, 2011 (Unaudited)		December 31, 2010		March 31, 2011 (Unaudited)		December 31, 2010
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	703,115	—	499,479	—	—	—	—
EURO floating rate vs. USD floating rate swap	1,139	—	853	—	—	—	—	—
Swap USD fixed rate vs. CDI	—	—	—	—	31,229	313	33,992	328
Swap USD floating rate vs. fixed rate	—	—	—	—	—	—	602	168
USD floating rate vs. fixed USD rate swap	—	—	—	—	3,893	563	6,342	—
EuroBond Swap	—	54,983	—	—	—	—	—	13,649
Pre Dollar Swap	—	4,338	—	1,447	—	—	—	—
AUD floating rate vs. fixed USD rate swap	—	—	4,131	—	—	—	—	—

	1,139	762,436	4,984	500,926	35,122	876	40,936	14,145
Commodities price risk
Nickel
Purchase/ sell fixed price	27,059	570	20,864	796	5,565	—	19,650	784
Strategic program	—	—	—	—	—	—	24,863	—
Copper
Copper scrap / Strategic copper	111	—	—	—	—	—	—	—
Maritime Freight	—	—	—	—	—	—	2,838	—
Bunker oil	64,884	—	25,575	—	—	—	—	—
Coal	—	—	—	—	—	—	3,385	—
Copper	—	—	—	—	—	—	510	—

	92,054	570	46,439	796	5,565	—	51,246	784
Derivatives designated as hedge
Cash flow hedge	75,255	—	35,847	—	—	—	—	—
Stategic nickel	—	—	—	—	—	98,550	—	87,751
Aluminum	—	—	—	—	—	—	—	—

	75,255	—	35,847	—	—	98,550	—	87,751

Total	168,448	763,006	87,270	501,722	40,687	99,426	92,182	102,680

	Parent Company
	Assets
	March 31, 2011		December 31, 2010
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	—	446,010	—	282,680
EURO floating rate vs. USD floating rate swap	1,139	—	854	—
Swap USD fixed rate vs. CDI	—	—	—	—
Swap USD floating rate vs. fixed rate	—	—	—	—
Pre Dollar Swap	—	4,338	—	1,447

	1,139	450,348	854	284,127
Commodities price risk
Nickel
Derivatives designated as hedge
Cash flow hedge	75,255	—	35,847	—
Aluminum	—	—	—	—

	75,255	—	35,847	—

Total	76,394	450,348	36,701	284,127

Effects of Derivatives on the Income Statement

	Consolidated (Unaudited)		Parent Company (Unaudited)
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	290,107	(76,284)	197,763	(53,768)
Swap USD floating rate vs. fixed rate	(97)	1,500	—	—
EURO floating rate vs. USD floating rate swap	286	(750)	286	(750)
AUD floating rate vs. fixed USD rate swap	(286)	2,834	—	—
Swap USD fixed rate vs. CDI	2,778	(254)	—	—
Swap NDF	—	(317)	—	—
Swap floating Libro vs. fixed Libor	(99)	(1,804)	—	—
EuroBond Swap	69,883	—	—	—
Pre Dollar Swap	2,891	—	2,891	—

	365,463	(75,075)	200,940	(54,518)
Commodities price risk
Nickel
Purchase/ sell fixed price	22,757	(15,923)	—	—
Strategic program	24,993	(249,371)	—	—
Copper	—	—	—	—
Scraps/ strategic copper	131	8	—	—
Maritime Freight	—	(5,078)	—	—
Bunker oil	53,394	(11,110)	—	—
Coal	(33)	(2,059)	—	—

	101,242	(283,533)	—	—
Embedded derivatives:
Energy purchase/ aluminum option	(12,074)	(40,943)	—	—

	(12,074)	(40,943)	—	—
Derivatives designated as hedge
Stategic nickel	(55,353)	—	—	—

	(55,353)	—	—	—

Total	399,278	(399,551)	200,940	(54,518)

Financial Income	467,220	4,342	200,940	—
Financial (Expense)	(67,942)	(403,893)	—	(54,518)

	399,278	(399,551)	200,940	(54,518)

Effects of derivatives on the cash

	Consolidated (Unaudited)		Parent Company (Unaudited)
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Derivatives not designated as hedge

Foreign exchange and interest rate risk
CDI & TJLP vs. floating & fixed swap	(81,067)	(51,446)	(34,435)	(23,738)
Swap USD floating rate vs. fixed rate	1,873	3,069	—	—
AUD floating rate vs. fixed USD rate swap	(3,866)	(1,996)	—	—
Swap USD fixed rate vs. CDI	—	18,722	—	—
Swap floating Libro vs. fixed Libor	—	246	—	—

	(83,060)	(31,405)	(34,435)	(23,738)
Commodities price risk
Nickel
Purchase/ sell fixed price	(1,517)	(1,462)	—	—
Strategic program	—	24,853	—	—
Scraps/ strategic copper	493	—	—	—
Maritime Freight	2,852	(18,105)	—	—
Bunker oil	(12,556)	(22,900)	—	—
Aluminum	—	27,640	—	—
Coal	3,436	—	—	—

	(7,292)	10,026	—	—
Embedded derivatives:
Derivatives designated as hedge
Stategic nickel	55,353	—	—	—
Cash flow hedge	(22,592)	(6,403)	—	—
Aluminum	11,865	23,670	—	—
	44,626	17,267	—	—

Total	(45,726)	(4,112)	(34,435)	(23,738)

Gains (losses) unrealized derivative	353,552	(403,663)	166,505	(78,256)

Effects of derivatives designated as hedge:
Cash Flow Hedge
The effects of cash flow hedge impact the stockholders’ equity and are presented on the following tables (unaudited):

	Parent Company				Non-controlling	Consolidated
	Currencies	Nickel	Others	Total	interest	Total
Fair value measurements	23,838	(69,798)	1,249	(44,711)	1,200	(43,511)
Reclassification to results due to realization	—	55,353	—	55,353	—	55,353

Changes in March 31, 2011	23,838	(14,445)	1,249	10,642	1,200	11,842

Fair value measurements	62,631	(95,928)	(20,446)	(53,743)	8,106	(45,637)
Reclassification to results due to realization	(6,403)	—	23,669	17,266	—	17,266

Changes in March 31, 2010	56,228	(95,928)	3,223	(36,477)	8,106	(28,371)

The maturities dates of the consolidated financial instruments are as follows:

Interest rates/ Currencies	December 2019
Bunker Oil	December 2011
Nickel	December 2012
Copper	February 2011
Additional information about derivatives financial instruments
Value at Risk computation methodology
The Value at Risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors — and its correlations — tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.
Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. The total cash amount as of March 31 2011 was not relevant.
Initial Cost of Contracts
The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated. Even the option contracts were executed trough zero cost structures (zero cost collars).
The following tables show as of March 31, 2011, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value, value at risk, gains or losses in the period and the fair value for the remaining years of the operations per each group of instruments:
Protection program for the Real denominated debt indexed to CDI
•	CDI vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to CDI.

•	CDI vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in Brazilian Reais linked to CDI to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows from debentures issued in 2006 with a nominal value of R$5.5 billion, from the NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and also from property and services acquisition financing realized in 2006 and 2007 with nominal value of R$1 billion.

									Realized		R$ Million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012	2013	2014	2015
CDI vs. fixed rate swap
Receivable	R$	5,542	R$	5,542	CDI	101.14%	5,771	5,743	77
Payable	USD	3,144	USD	3,144	USD+	3.87%	(5,282)	(5,412)	(30)

Net							489	331	47	67	368	430	(215)	36	(130)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	442	453	23
Payable	USD	250	USD	250	Libor+	0.99%	(425)	(437)	(3)

Net							17	16	20	5	21	40	33	22	(99)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the real denominated debt indexed to TJLP
•	TJLP vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP[2] to U.S. Dollars. In those swaps, Vale pays fixed rates in U.S. Dollars and receives payments linked to TJLP.

•	TJLP vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to U.S. Dollars. In those swaps, Vale pays floating rates in U.S. Dollars and receives payments linked to TJLP.

									Realized		R$ Million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012	2013	2014-2016	2017-2019
Swap TJLP vs. fixed rate swap
Receivable	R$	2,595	R$	2,418	TJLP+	1.45%	2,201	2,072	32
Payable	USD	1,327	USD	1,228	USD+	2.95%	(2,058)	(1,966)	(20)

Net							143	106	12	28	95	127	110	(118)	(71)

Swap TJLP vs. floating rate swap
Receivable	R$	737	R$	733	TJLP+	0.96%	615	618	4
Payable	USD	371	USD	372	Libor +	-1.14%	(561)	(571)	(2)

Net							54	47	2	10	5	142	24	(49)	(68)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Protection program for the Real denominated fixed rate debt
•	BRL fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in Brazilian Reais linked to fixed rate to U.S. Dollars linked to fixed. Vale receives fixed rates in Reais and pays fixed rates in U.S. Dollars.

[2]	[2]Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

									Realized		R$ Million
	Notional ($ million)						Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012	2013	2014	2015	2016
BRL fixed rate vs. USD fixed rate swap
Receivable	R$	229	R$	204	Fixed	4.50%	176	157	0.6
Payable	USD	136	USD	121	USD +	-1.77%	(172)	(156)	0.2

Net							4	1	0.8	3	10	14	6	3	—	(29)

Type of contracts: OTC Contracts

Protected Item: Debts linked to BRL
The protected items are the Debts linked to BRL because the objective of this protection is to transform the obligations linked to BRL into obligations linked to USD so as to achieve a currency offset by matching Vale’s receivables (mainly linked to USD) with Vale’s payables.
Foreign Exchange cash flow hedge
•	Brazilian Real fixed rate vs. USD fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in U.S. Dollars and the disbursements and investments denominated in Brazilian Reais.

											R$ million
									Realized		Fair value by
	Notional ($ million)						Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Receivable	R$	880	R$	880	Fixed	8.78%	892	869	—
Payable	USD	510	USD	510	USD+	0.00%	(817)	(833)	—

Net							75	36	—	10	75

Type of contracts: OTC Contracts
Hedged Item: part of Vale’s revenues in USD
The P&L shown in the table above is offset by the hedged items’ P&L due to BRL/USD exchange rate.
Protection program for the Euro denominated floating rate debt
•	Euro floating rate vs. USD floating rate swap — In order to reduce the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to Euribor to U.S. Dollars linked to Libor. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 2 million, issued in 2003 by Vale. In this trade, Vale receives floating rates in Euros (Euribor) and pays floating rates in U.S. Dollars (Libor).

											R$ million
									Realized		Fair value by
	Notional ($ million)						Fair Value		Gain/Loss	VaR	year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Receivable		€2		€2	EUR	Euribor+0,875%	5	5.3	—
Payable	USD	3	USD	3	USD	Libor+1,0425%	(4)	(4.5)	—

Net							1	0.8	—	0.04	1

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR.
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.
•	EUR fixed rate vs. USD fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from loans in Euros linked to fixed rate to U.S. Dollars linked to fixed rate. Vale receives fixed rates in

Euros and pays fixed rates in U.S. Dollars. This trade was used to convert the cash flow of a debt in Euros, with an outstanding notional amount of € 750 million, issued in 2010 by Vale.

								Realized		R$ million
	Notional ($ million)					Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11		31-Dec-10	Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012	2013	2014
Receivable		€500	€500	EUR	4.375%	1,256	1,267	49
Payable	USD	675	€675	USD	4.712%	(1,201)	(1, 281)	(51)

Net						55	(14)	(2)	11	—	(3)	(2)	60

Type of contracts: OTC Contracts

Protected Item: Vale’s Debt linked to EUR
The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/USD exchange rate.
Protection program for the USD floating rate debt
•	USD floating rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale Canada Ltd., Vale’s wholly-owned subsidiary, entered into a swap to convert U.S. Dollar floating rate debt into U.S Dollar fixed rate debt. Vale Canada used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of US$ 200 million. In this trade, Vale pays fixed rates in U.S. Dollars and receives floating rates in U.S. Dollars (Libor).

											R$ million
									Realized		Fair value
	Notional ($ million)						Fair value		Gain/Loss	VaR	by year
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Receivable	USD	100	USD	100	USD	Libor	164	167	0		163
Payable					USD	4,795%	(168)	(173)	(2)		(168)

Net							(4)	(6)	(2)	0.1	(5)

Type of contracts: OTC Contracts

Protected Item: Vale Canada’s floating rate debt.
The P&L shown in the table above is offset by the protected items’ P&L due to Libor.
Foreign Exchange protection program for Coal Fixed Price Sales
In order to reduce the cash flow volatility associated with a fixed price coal contract, Vale used Australian Dollar forward purchase in order to equalize production cost and revenues currencies.

									R$ million
							Realized		Fair value by
	Notional ($ million)			Average rate	Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(AUD/USD)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Forward	0	AUD 7	B	—	—	4	4	—	—

Type of contracts: OTC Contracts

Protected Item: part of Vale’s costs in Australian Dollar.

The P&L shown in the table above is offset by the protected items’ P&L due to USD/AUD exchange rate.
Commodity Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:
Nickel Sales Heading Program

In order to reduce the cash flow volatility in 2011 and 2012, hedging transactions were implemented. These transactions fixed the prices of part of the sales in the period.

							Realized			R$ million
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/ton)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012
Forward	52,311	18,750	S	24,840	(85)	(87)	(43)	74	(69)	(16)

Type of contracts: OTC Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Fixed Price Program
In order to maintain the exposure to Nickel price fluctuations, we entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed. Whenever the ‘Nickel Strategic cash flow protection program’ or the ‘Nickel Sales Hedging Program’ are executed, the ‘Nickel Fixed Price Program’ is interrupted.

							Realized		R$ million
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	Fair value by year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/ton)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011	2012
Nickel Futures	822	2,172	B	21,045	7	22	21	1	6	1

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to fixed price sales of Nickel.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Nickel Purchase Protection Program
In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients, hedging transactions were implemented. The items purchased are raw materials utilized to produce refined Nickel. The trades are usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

									R$ million
							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/ton)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Nickel Futures	4,778	108	S	27,974	19	(0.3)	2	7	19

Type of contracts: LME Contracts
Protected Item: part of Vale’s revenues linked to Nickel price.
The P&L shown in the table above is offset by the protected items’ P&L due to Nickel price.
Bunker Oil Purchase Protection Program
In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and swaps.

									R$ million
							Realized		Fair value by
	Notional (mt)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/mt)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Forward	246,000	240,000	B	491	58	19	13	11	58

Type of contracts: OTC Contracts
Protected Item: part of Vale’s costs linked to Bunker Oil price.
The P&L shown in the table above is offset by the protected items’ P&L due to Bunker Oil price.
Copper Scrap Purchase Protection Program
This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Canada Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.

									R$ million
							Realized		Fair value by
	Notional (lbs)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/lbs)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Forward	535,699	386,675	S	4.4	0.1	(0.5)	(0.5)	0.1	0.1

Tipo de contrato: OTC Contracts
Item protegido: part of Vale’s revenues linked to Coal price.
The P&L shown in the table above is offset by the protected items’ P&L due to Coal price
Embedded Derivative Positions
The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in 2011:
Raw material and intermediate products purchase
Nickel concentrate and raw materials purchase agreements of Vale Canada Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

									R$ million
							Realized		Fair value by
	Notional (ton)			Average Strike	Fair value		Gain/Loss	VaR	year
Flow	31-Mar-11	31-Dec-10	Buy/Sell	(USD/ton)	31-Mar-11	31-Dec-10	31-Mar-11	31-Mar-11	2011
Nickel Forwards	2,087	1,960	S	26,959	(1)	(2)	(11)		[1)
Copper Forwards	6,093	6,389		9,645	(1)	(5)	(11)		(1)

Total					(2)	(7)	(22)	6	(2)

Derivative Positions from jointly controlled companies
Below we present the fair values of the derivatives from jointly controlled companies. These instruments are managed under the risk policies of each company. However the effects of mark-to-market are recognized in financial statements to the extent of participation of each of these companies.
Protection program
In order to reduce the cash flow volatility, swap transactions was contracted to convert into Reais the cash flows from debt instruments denominated in US Dollars. In this swap, fixed rates in U.S. Dollars are received and payments linked to Reais (CDI index) are made.

									R$ million
	Notional ($ million)						Fair Value		VaR
Flow	31-Mar-11		31-Dec-10		Index	Average rate	31-Mar-11	31-Dec-10	31-Mar-11
Swap fixed rate vs. CDI Receivable
Receivable	USD	93	USD	89	USD	2.3%	155	152
Payable		$171		$170	CDI	100%	(186)	(186)

Net							(31)	(34)	2

Type of contracts: OTC Contracts

Protected Item: Debts indexed to USD
The P&L shown in the table above is offset by the protected items’ P&L due to BRL/USD exchange rate.
a) Market Curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata were used.

1.	Commodities

Nickel
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	26,075.00	JAN12	25,834.75	NOV12	25,199.86
APR11	26,089.17	FEB12	25,786.78	DEC12	25,121.94
MAY11	26,095.94	MAR12	25,736.70	JAN13	25,056.88
JUN11	26,098.82	APR12	25,679.46
JUL11	26,089.07	MAY12	25,626.73
AGO11	26,069.38	JUN12	25,567.22
SEP11	26,044.63	JUL12	25,485.29
OCT11	25,999.40	AGO12	25,412.87
NOV11	25,947.16	SEP12	25,342.57
DEC11	25,887.79	OCT12	25,269.10

Copper
Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
SPOT	4.27	JUN11	4.28	AGO11	4.28
APR11	4.27	JUL11	4.28	SEP11	4.28
MAY11	4.28

Bunker Oil
Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	654.00	JAN12	615.25	NOV12	607.88
APR11	648.19	FEB12	614.50	DEC12	606.29
MAY11	643.00	MAR12	614.32	JAN13	604.21
JUN11	636.75	APR12	614.88
JUL11	631.67	MAY12	612.89
AGO11	628.50	JUN12	610.66
SEP11	625.25	JUL12	616.19
OCT11	621.25	AGO12	613.80
NOV11	618.25	SEP12	611.40
DEC11	616.37	OCT12	609.58

     2. Rates

USD-Brazil Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
05/02/11	3.37	07/01/13	3.43	01/04/16	4.70
06/01/11	3.10	10/01/13	3.54	04/01/16	4.81
07/01/11	2.89	01/02/14	3.68	07/01/16	4.91
10/03/11	2.81	04/01/14	3.81	01/02/17	5.04
01/02/12	2.83	07/01/14	3.94	01/02/18	5.39
04/02/12	2.87	10/01/14	4.09	01/02/19	5.74
07/02/12	2.90	01/02/15	4.22	01/02/20	5.94
10/01/12	3.01	04/01/15	4.33	01/04/21	6.28
01/02/13	3.15	07/01/15	4.45	01/03/22	6.60
04/01/13	3.28	10/01/15	4.58	01/02/23	6.90

USD Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1M	0.24	USD6M	0.46	USD11M	0.73
USD2M	0.27	USD7M	0.51	USD12M	0.78
USD3M	0.30	USD8M	0.56	USD2A	1.02
USD4M	0.35	USD9M	0.61	USD3A	1.62
USD5M	0.41	USD10M	0.67	USD4A	2.17

TJLP
Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
04/01/11	6.00	10/01/12	6.00	10/01/14	6.00
05/02/11	6.00	01/02/13	6.00	01/02/15	6.00
06/01/11	6.00	04/01/13	6.00	04/01/15	6.00
07/01/11	6.00	07/01/13	6.00
10/03/11	6.00	10/01/13	6.00
01/02/12	6.00	01/02/14	6.00

BRL Interest Rate
Maturity	Rate (% a.a.)	Maturity	Rate(% a.a.)	Maturity	Rate (% a.a.)
04/01/11	11.66	10/01/12	12.61	10/01/14	12.94
05/02/11	11.72	01/02/13	12.68	01/02/15	12.94
06/01/11	11.83	04/01/13	12.77	04/01/15	12.96
07/01/11	11.89	07/01/13	12.85	07/01/15	12.93
10/03/11	12.03	10/01/13	12.87	10/01/15	12.93
01/02/12	12.11	01/02/14	12.88	01/04/16	12.90
04/02/12	12.29	04/01/14	12.88	04/01/16	12.85
07/02/12	12.48	07/01/14	12.91	07/01/16	12.85

EUR Interest Rate
Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EUR1M	0.92	EUR6M	1.50	EUR11M	1.88
EUR2M	1.04	EUR7M	1.58	EUR12M	1.95
EUR3M	1.18	EUR8M	1.65	EUR2A	1.18
EUR4M	1.28	EUR9M	1.73	EUR3A	1.35
EUR5M	1.38	EUR10M	1.81	EUR4A	1.47

Currencies — Ending rates
USD/CAD	1.0321	USD/BRL	1.6287	EUR/USD	1.4172
Sensitivity Analysis on Derivatives from Parent Company
We present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2011 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:
•	MtM: the mark to market value of the instruments as at March 31st, 2011;

•	Scenario I: unfavorable change of 25% — Potential losses considering a shock of 25% in the market risk factors used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario II: favorable change of 25% — Potential profits considering a shock of 25% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;

•	Scenario III: unfavorable change of 50% — Potential losses considering a shock of 50% in the market curves used for MtM calculation that negatively impacts the fair value of Vale’s derivatives positions;

•	Scenario IV: favorable change of 50% — Potential profits considering a shock of 50% in the market curves used for MtM calculation that positively impacts the fair value of Vale’s derivatives positions;
Sensitivity analysis for Derivatives Instruments (all amounts in R$ million)

Sensitivity analysis — Foreign Exchange and Interest Rate Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I		Scenario II	Scenario III		Scenario IV
		USD/BRL fluctuation		(1,320)		1,320	(2,641)		2,641
	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	489	(84)		80	(171)		156
Protection program for the Real		Brazilian interest rate fluctuation		(2)		2	(4)		3
denominated debt indexed to		USD Libor variation		(9)		9	(19)		18
CDI		USD/BRL fluctuation		(106)		106	(212)		212
	CDI vs. USD floating rate swap	Brazilian interest rate fluctuation	17	(1.17)		1.4	(2.50)		1.97
		USD Libor variation		(0.3)		0.2	(0.7)		0.3

	Protected Items - Debt indexed to CDI	USD/BRL fluctuation	n.a.	—		—	—		—

		USD/BRL fluctuation		(514)		514	(1,029)		1,029
	TJLP vs. USD fixed rate swap	USD interest rate inside Brazil variation		(32)		30	(65)		58
		Brazilian interest rate fluctuation	143	(142)		162	(189)		233
Protection program for the Real		TJLP interest rate fluctuation		(82)		81	(165)		161
denominated debt indexed to		USD/BRL fluctuation		(140)		140	(281)		281
TJLP		USD interest rate inside Brazil variation		(10)		10	(22)		19
	TJLP vs. USD floating rate swap	Brazilian interest rate fluctuation	54	(58)		69	(59)		74
		TJLP interest rate fluctuation		(36)		36	(73)		72
		USD Libor variation		(20)		20	(40)		40

	Protected Items - Debts indexed to TJLP	USD/BRL fluctuation	n.a.	—		—	—		—
Protection program for the Real		USD/BRL fluctuation		(43)		43	(86)		86
denominated fixed rate debt	BRL fixed rate vs. USD	USD interest rate inside Brazil variation	4	(2)		2	(3)		3
		Brazilian interest rate fluctuation		(11)		13	(16)		19

	Protected Items - Debts indexed to BRL	USD/BRL fluctuation	n.a.	—		—	—		—
Foreign Exchange cash flow hedge	BRL fixed rate vs. USD	USD/BRL fluctuation		(204)		204	(409)		409
		USD interest rate inside Brazil variation	75	(3)		3	(7)		7
		Brazilian interest rate fluctuation		(14)		14	(27)		29

	Hedged Items - Part of Revenues denominated in USD	USD/BRL fluctuation	n.a.	204		(204)	409		(409)

		USD/BRL fluctuation		(0.3)		0.3	(0.6)		0.6
Protection Program for the Euro	EUR floating rate vs. USD floating rate swap	EUR/USD fluctuation		(1)		1	(3)		3
denominated floating rate debt		EUR Libor variation	1.0	(0.00)		0.00	(0.01)		0.01
		USD Libor variation		(0.00)		0.00	(0.00)		0.00

	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	1		(1)	3		(3)
		USD/BRL fluctuation		(14)		14	(27)		27
Protection program for the Euro denominated fixed rate debt	EUR fixed rate vs. USD fixed rate swap	EUR/USD fluctuation EUR Libor variation	55	(314 (12	) )	314 12	(628 (23	) )	628 24
		USD Libor variation		(13)		13	(27)		26
	Protected Items - Debts indexed to EUR	EUR/USD fluctuation	n.a.	314		(314)	628		(628)

Protection Program for the USD	USD floating rate vs. USD fixed rate swap	USD/BRL fluctuation	(4)	(1)		1	(2)		2
floating rate debt		USD Libor variation		(0)		0	(0)		0

	Protected Items - USD Floating rate debt	USD Libor variation	n.a.	0		(0)	0		(0)

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
		Nickel price fluctuation		(547)	547	(1,094)	1,094
Nickel sales hedging program	Sale of nickel future/forward contracts	Libor USD fluctuation	(85)	(3)	3	(6)	6
		USD/BRL fluctuation		(21)	21	(43)	43

	Hedged Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	547	(547)	1.094	(1,094)
		Nickel price fluctuation		(9)	9	(17)	17
Nickel fixed price program	Purchase of nickel future/forward contracts	Libor USD fluctuation	7	(0.0)	0.0	(0.0)	0.0
		USD/BRL fluctuation		(2)	2	(3)	3

	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	9	(9)	17	(17)
		Nickel price fluctuation		(51)	51	(101)	101
Nickel purchase protection	Sale of nickel future/forward contracts	Libor USD fluctuation	19	(0.022)	0.022	0.044	0.044
program		USD/BRL fluctuation		(4.8)	4.8	(9.7)	9.7

	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	51	(51)	101	(101)

Bunker Oil Purchase Protection Program		Bunker Oil price fluctuation		(64)	64	(127)	127
	Bunker Oil forward	Libor USD fluctuation	58	(0.1)	0.1	(0.1)	0.1
		usd/brl fluctuation		(14)	14	(29)	29

	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	64	(64)	127	(127)

		Copper price fluctuation		(1)	1	(2)	2
Copper Scrap Purchase	Sale of Copper future/forward
Protection Program	contracts	Libor USD fluctuation	0.1	(0.001)	0.01	(0.002)	0.002
		BRL/USD fluctuation		0.0	0.0	0.0	0.0

	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	1	(1)	2	(2)

Sensitivity analysis — Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw	Embedded derivatives - Raw material	Nickel price fluctuation	(1)	(22)	22	(44)	44
material purchase (Nickel)	purchase	BRL/USD fluctuation		(1)	1	(1)	1
Embedded derivatives -Raw	Embedded derivatives - Raw material	Copper price fluctuation		(23)	23	(47)	47
material purchase (Copper)	purchase	BRL/USD fluctuation	(1)	(1)	1	(1)	1

Sensitivity Analysis on Derivatives from jointly controlled companies	Amounts in R$ million

Program	Instrument	Risk	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
		USD/BRL fluctuation		(39)	39	(77)	77
Protection program	CDI vs. USD fixed rate swap	USD interest rate inside Brazil variation	(31)	(0.5)	0.5	(1.0)	1.0
		Brazilian interest rate fluctuation		0.00	0.00	0.00	0.00
	Protected item-Debt indexed to USD	USD/BRL fluctuation	n.a.	39	(39)	77	(77)
Sensitivity Analysis on Debt and Cash Investments
The Company’s funding and cash investments linked to currencies different from Brazilian Reais are subjected to volatility of foreign exchange currencies, such as EUR/USD and USD/BRL.

Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	No fluctuation	—	—	—	—
Funding	Debt denominated in USD	USD/BRL fluctuation	(6,141)	6,141	(12,282)	12,282
Funding	Debt denominated in EUR	EUR/USD fluctuation	(6)	6	(13)	13
Cash Investments	Cash denominated in BRL	No fluctuation	—	—	—	—
Cash Investments	Cash denominated in USD	USD/BRL fluctuation	(1,722)	1,722	(3.444)	3,444
Financial counterparties ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that we had outstanding trades as of March 31, 2011.

Vale’s Counterparty	Moody’s*	S&P*
Banco Santander	Aa2	AA
Itau Unibanco*	A2	BBB
HSBC	A1	AA-
JP Morgan Chase & Co	A1	A+
Banco Bradesco*	A1	BBB
Banco do Brasil*	A2	BBB-
Banco Votorantim*	A3	BB+
Credit Agricole	Aa2	AA-
Standard Bank	A3	A
Deutsche Bank	A3	A+
BNP Paribas	Aa3	AA
Standard Bank	—	—
Citigroup	Baa1	A
Banco Safra*	Baa1	BBB-
ANZ Australia and New Zealand Banking	Aa2	AA
Banco Amazônia SA	—	—
Societe Generale	Aa3	A+
Bank of Nova Scotia	Aa2	AA-
Natixis	A1	A+
Royal Bank of Canada	Aa2	AA-
China Construction Bank	A1	A-
Goldman Sachs	A2	A
Bank of China	A1	A-
Barclays	Baa1	A+
BBVA Banco Bilbao Vizcaya a Argentaria	Aa3	AA

*	For brazilian Banks we used local long term deposit rating

**	Parent company’s rating

24 Information by Business Segment and Consolidated Revenues by Geographic Area
The Company discloses information by consolidated operating business segment and revenues by consolidated geographic area in accordance with the principles and concepts as the “main manager of operations” by which financial information should be presented in the internal bases used by decision makers to performance evaluation of the segments and to decide how to allocate resources to segments.
The Executive Board, based on the available information makes analysis for strategic decision making, reviewing and directing the application of resources, considering the performance of the productive sectors, of the business and performing analysis of results by geographic segments from the perspective of marketing, market concentration, logistics operation and product placement.
Our data was analyzed by product and segment as follows:
Bulk Material — includes the extraction of iron ore and pellet production and transport systems of North and Southeast, including railroads, ports and terminals, and related mining operations. The manganese ore and ferroalloys are also included in this segment.
Basic metals — comprises the production of non-ferrous minerals, including nickel (co-products and byproducts), copper and aluminum through investments in joint ventures and affiliated companies.
Fertilizers — comprises three major groups of nutrients: potash, phosphate and nitrogen. This business is being formed through a combination of acquisitions and organic growth. This is a new business reported in 2010.
Logistic services — includes our system of cargo transportation for third parties divided into rail transport, port and shipping services.
Others — comprises our investments in joint ventures and associate in other businesses.
Information presented to senior management with the performance of each segment is generally derived from accounting records maintained in accordance with accounting principles generally accepted in Brazil, with some minor reallocations between segments.

Results by segment — before eliminations (segment)

	Consolidated ( Unaudited)
	March 31, 2011							March 31, 2010
						Eliminination and							Eliminination and
	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated	Bulk Materials	Basic Metals	Fertilizers	Logistic	Others	reclassification	Consolidated
RESULTS
Net revenue	28,689,624	5,208,298	1,384,577	821,503	570,700	(13,689,419)	22,985,283	14,408,523	3,948,958	117,812	876,293	313,823	(7,082,087)	12,583,322

Cost and expenses	(17,487,533)	(3,289,455)	(1,176,320)	(714,343)	(981,924)	13,689,419	(9,960,156)	(9,557,404)	(3,512,151)	(91,487)	(730,722)	(388,790)	7,082,087	(7,198,467)
Realized gain on assets available for sale	—	2,492,175	—	—	—	—	2,492,175
Deprecitation, depletion and amortization	(692,556)	(598,521)	(203,749)	(88,707)	(15,505)	—	(1,599,038)	(658,300)	(606,196)	(12,716)	(77,623)	(5,470)	—	(1,360,305)

	10,509,535	3,812,497	4,508	18,453	(426,729)	—	13,918,264	4,192,819	(169,389)	13,609	67,948	(80,437)	—	4,024,550

Financial results	118,275	(381,952)	105,746	(46,298)	(63,654)	—	(267,883)	(910,695)	(410,588)	—	(13,445)	(1,972)	—	(1,336,700)
Equity results from associates	30,020	3,028	—	—	(15,374)	—	17,674	(12,176)	592	—	(1,456)	20,254	—	7,214
Income tax and social contribution	(1,732,007)	(709,159)	9,526	(30,624)	(4,904)	—	(2,467,168)	247,857	131,757	—	(9,291)	(16,876)	—	353,447

Income from continuing operations	8,925,823	2,724,414	119,780	(58,469)	(510,661)	—	11,200,887	3,517,805	(447,628)	13,609	43,756	(79,031)	—	3,048,511
Results on discontinued operations	—	—	—	—	—	—	—	—	(224,448)	—	—	—	—	(224,448)

Net income of the period	8,925,823	2,724,414	119,780	(58,469)	(510,661)	—	11,200,887	3,517,805	(672,076)	13,609	43,756	(79,031)	—	2,824,063

Income attributable to non-controlling interests	(3,395)	(25,879)	(20,435)	—	(40,387)	—	(90,096)	3,010	(55,161)	—	—	(3,130)	—	(55,281)

Income attributable to the company’s stockholders	8,929,218	2,750,293	140,215	(58,469)	(470,274)	—	11,290,983	3,514,795	(616,915)	13,609	43,756	(75,901)	—	2,879,344

Sales classified by geographic area:

America, except United States	899,637	915,689	31,054	5,612	—	(520,583)	1,331,409	324,400	574,242	—	20,504	5,520	(264,092)	660,574
United States of America	72,255	806,692	—	—	280,986	(77,784)	1,082,149	17,802	288,940	—	—	193,695	(39,690)	460,747
Europa	6,223,613	1,143,676	55,043	1,738	11,718	(2,921,133)	4,514,655	3,654,507	1,204,637	—	—	175	(2,322,601)	2,536,718
Middle East/Africa/Oceania	1,539,000	27,894	—	—	—	(694,445)	872,449	623,645	111,509	—	—	—	(231,347)	503,807
Japan	3,264,996	629,223	—	—	—	(1,361,006)	2,533,213	2,198,938	507,129	—	—	—	(1,179,975)	1,526,092
China	11,666,367	552,139	—	—	63,879	(5,321,523)	6,960,862	4,971,575	363,550	—	—	—	(1,375,763)	3,959,362
Asia, except Japan and China	2,385,318	789,023	22,797	—	—	(1,109,936)	2,087,202	902,072	565,640	—	—	—	(420,632)	1,047,080
Brazil	2,638,438	343,962	1,275,683	814,153	214,117	(1,683,009)	3,603,344	1,715,584	333,311	117,812	855,789	114,433	(1,247,987)	1,888,942

Net revenue	28,689,624	5,208,298	1,384,577	821,503	570,700	(13,689,419)	22,985,283	14,408,523	3,948,958	117,812	876,293	313,823	(7,082,087)	12,583,322

Assets
Fixed assets and intangibles	59,350,707	57,695,644	18,140,849	7,608,368	7,948,017	—	150,743,585	45,770,534	63,719,690	3,191,552	5,254,177	11,265,546	—	129,201,499
Investments	530,903	6,015,307	37,062	223,908	3,156,051	—	9,963,231	476,611	47,378	—	216,607	3,838,866	—	4,579,462

25 Cost of Goods Sold and Services Rendered, and Sales and Administrative Expenses by Nature, Other operational expenses (incomes), net and Financial Results
The costs of goods sold and services rendered are as follows (unaudited):

	Consolidated		Parent Company
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Cost of goods sold and services rendered
Personnel	1,211,131	823,381	526,744	450,190
Material	1,868,084	1,335,740	763,368	744,098
Fuel oil and gas	981,365	773,598	470,005	316,569
Outsourcing services	1,478,048	933,274	875,178	758,443
Energy	501,988	440,638	202,974	214,053
Aquisiction of products	557,382	413,160	586,826	256,792
Depreciation and depletion	1,441,240	1,153,888	400,855	416,798
Others	1,474,533	761,521	852,014	514,479

Total	9,513,771	6,635,200	4,677,964	3,671,422

The expenses are demonstrated in the tables as follows (unaudited):

	Consolidated		Parent Company
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Selling and Administrative expenses
Personnel	249,931	179,683	149,675	109,562
Services (consulting, infrastructure and others)	132,555	100,021	80,512	63,444
Advertising and publicity	30,571	31,139	28,688	25,185
Depreciation	95,917	103,768	67,848	76,941
Travel expenses	15,683	3,864	9,890	2,421
Taxes and rents	12,238	23,059	4,020	4,259
Rouanet law	843	—	843	—
Others	110,300	37,095	13,922	19,282
Sales	108,020	86,861	13,960	5,104

Total	756,058	565,490	369,358	306,198

	Consolidated (Unaudited)		Parent Company (Unaudited)
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Others operational expenses (incomes), net
Provision for loss with taxes credits (ICMS)	18,386	41,822	5,280	31,018
Provision for variable remuneration	159,178	91,776	131,556	61,739
Vale do Rio Doce Foundation — FVRD	45,458	577	45,458	577
Waived mining rights — PTI	—	376,003	—	—
Provision for losses on materials/inventory	57,203	169,213	22,000	169,213
Pre operational, plant stoppages and idle capacity	219,228	140,904	—	46,069
Others	216,381	224,148	(48,115)	47,966
Research and development	573,538	313,642	278,875	211,946

Total	1,289,372	1,358,085	435,054	568,528

	Consolidated		Parent Company (Unaudited)
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Financial expenses
Interest	(581,112)	(420,902)	(662,320)	(401,287)
Labor, tax and civil contingencies	(10,016)	(70,682)	(3,941)	(70,503)
Derivatives	(67,942)	(403,893)	—	(54,518)
Monetary and exchange rate changes	(81,095)	(510,388)	(119,360)	(879,819)
Stockholders’ debentures	(119,917)	(161,666)	(119,917)	(161,666)
IOF	(1,736)	(3,500)	(617)	(607)
Others	(287,134)	(201,048)	(170,002)	(148,910)

	(1,148,952)	(1,772,079)	(1,076,157)	(1,717,310)

Financial income
Related parties	4,202	—	8,145	5,845
Short-term investments	253,979	71,363	190,347	18,182
Derivatives	467,220	4,342	200,940	—
Monetary and exchange rate changes	133,005	332,228	34,295	99,659
Others	22,663	27,446	4,330	16,378

	881,069	435,379	438,057	140,064

Financial results, net	(267,883)	(1,336,700)	(638,100)	(1,577,246)

26 Commitments
Nickel Project — New Caledonia
Regarding the agreement on tax relief for finance lease sponsored by the French Government, we provide some assurances in December 2004 in favor of New Caledonia Vale SAS (“VNC”) for which we guarantee payments due from the VNC to a maximum amount of US$100 million (equivalent to R$163 on March 31, 2011) (“Maximum Amount”) in relation to indemnity. This guarantee was provided by BNP Paribas for the benefit of taxes investors of Gnifi, a special purpose entity that owns a portion of assets in our nickel cobalt processing plant in New Caledonia (Girardin Assets). We also provide an additional guarantee covering the payments due to VNC of (a) amounts that exceed the Maximum Amount in relation to indemnity and (b) certain other amounts payable by VNC under the lease agreement covering the Girardin Assets. This guarantee was provided by BNP Paribas for the benefit of GniFi.
Another commitment related to VNC was that Girardin Assets would be substantially completed by December 31, 2010. Due to the Administration delay, proposed an extension of the term to December 31, 2011, which was accepted. Consequently, the benefits of the financing structure are highly probable and we do not anticipate losses from the tax advantages provided under this financing structure.
In March 31, 2011, two new bank guarantees totaling US$61 million (€$43 million, equivalent to R$99 million in March 31, 2011). were made by Vale on behalf of the VNC and on behalf of the Province of Southern New Caledonia in order to guarantee the performance of VNC with respect to certain environmental liabilities relating to metallurgical plant and storage facility for waste of Kwe West.
Sumic Nickel Netherlands BV (Sumic), holder of 21% shares of VNC, have an option to sell to us 25%, 50% or 100% of its shares of VNC. The option may be exercised if the defined cost of the initial project of development of nickel-cobalt as defined by funding granted to VNC, and in local currency converted to US dollars at specific exchange rates, in the form of financing Girardin, Stockholders’ loans and equity contributions from Stockholders to VNC exceed US$4.2 billion (equivalent to R$6,8 billion in March 31, 2010) and an agreement is not reached on how to proceed with the project. On February 15, 2010, we added formally to our agreement with Sumic to raise the limit to approximately US$4.6 billion at specific exchange rates7,4 billion in March 31, 2011. On May 27, 2010 the limit was reached, and in October 22, 2010 an agreement was signed to extend the date of the put option for the first half of 2011. On 2011, a new extension of the agreement was signed extending the date of the put option to 2012.
We granted a warranty covering certain indemnity payments of VNC (Vale Inco New Caledonia) to supplier, under a supply agreement for electricity (“ESA”), concluded in October 2004 for the VNC project. The amount of indemnity payments depends on a number of factors, including whether the termination of ESA is the result of any breach of contract by the VNC and that date of early termination of contract. During the first quarter of 2010 the supply of electricity by ESA began and guaranteed amounts were reduced Lifelong ESA based on the maximum amount. On December 31, 2010, the guarantee was US$177 million (€$125 million, equivalent to R$288 million on March 31, 2011).
In February 2009, we and our subsidiary Vale Newfoundland and Labrador Limited (“VNL”) celebrate additions to the Development Agreement of Voisey’s Bay with the Government of Newfoundland and Labrador, Canada, which allows VNL to ship up to 55,000 t of nickel concentrate from mines in the area of Voisey’s Bay. As part of the agreement, VNL has agreed to provide to the Government of Newfoundland and Labrador financial security in the form of letters of credit, each one in the amount of US$16 million (CAD$16 million, equivalent to R$26 million in March 31, 2011) for each shipments of nickel concentrate sent out of the province from January 1, 2009 through August 31, 2009. The amount of this collateral was US$110 million (CAD$112 million, equivalent to R$179 million on March 31, 2011).
On March 31, 2011 there was an additional US$118 million (equivalent to R$192 million on March 31, 2011) of letters of credit issued and unsettled in accordance with our revolving line of credit as well as an additional US$84 million (equivalent to R$137 million in March 31, 2011) in letters of credit and US$68 million (equivalent to R$111 million on March 31, 2010) in bank guarantees issued and unsettled. These are associated with environmental complaints and other operational items associated, as well as insurance, electricity commitments and rights to import and export.
In April 2011, Vale had paid compensation of stockholders’ debentures in the amount of R$13,448.

27 Related Parties
In the normal course of operations, Vale contract rights and obligations with related parties (subsidiaries, associated companies, jointly controlled entities and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material, so as rail transport services, with prices agreed between the parties and also mutual transactions with interest rate of 94% of CDI.
Transactions with related parties are made by the Company in a strictly commutative manner, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.
The balances of these related party transactions and their effect on financial statements may be identified as follows:

	Consolidated
	Assets
	March 31, 2011 (unaudited)		December 31, 2010
	Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.	2,850		1,026	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	144,215	134	215,566	134
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	339	—	338	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	(369)	—
Korea Nickel Corporation	—	—	19,656	—
Minas da Serra Geral S.A.	4	—	—	—
Mineração Rio do Norte S.A.	—	48	—	—
MRS Logistica S.A.	9,470	360	1,370	360
Samarco Mineração S.A.	35,145	6,325	44,182	6,343
Others	141,726	194,769	188,849	91,361

Total	333,749	201,636	470,618	98,198

Recorded as:
Current	333,749	185,829	470,618	90,166
Non-current	—	15,807	—	8,032

	333,749	201,636	470,618	98,198

	Consolidated
	Assets
	March 31, 2011 (unaudited)		December 31, 2010
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	27,957	—	25,395	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	24,559	1,068	4,641	1,068
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	100,950	27	245,447	32
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	23,067	—	8,013	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	32,449	9,519	8,662	9,519
Log-in S.A.	—	—	8,068	—
Minas da Serra Geral S.A.	—	—	24,534	—
Mineração Rio do Norte S.A.	8,092	—	8,073	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	79,150	—	101,038	—
Others	56,618	23,941	118,064	16,994

Total	352,842	34,555	551,935	27,613

Recorded as:
Current	352,842	34,319	551,935	24,251
Non-current	—	236	—	3,362

	352,842	34,555	551,935	27,613

			Parent Company
			Assets
			March 31, 2011 (unaudited)		December 31, 2010
			Customers	Related parties	Customers	Related parties
Baovale Mineração S.A.			5,700	3,323	2,053	3,323
Companhia Portuária Baía de Sepetiba — CPBS			1,128	6,028	804	6,029
CVRD OVERSEAS Ltd.			—	—	1,244,415	144
Ferrovia Centro — Atlântica S.A.			87,617	29,173	49,738	44,232
Companhia Coreano-Brasileira de Pelotização — KOBRASCO			551	16,295	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS			292,899	16,170	438,329	273
Minerações Brasileiras Reunidas S.A. — MBR			5,166	684,020	4,212	676,768
MRS Logistica S.A.			16,192	25,576	941	20,894
Companhia Nipo-Brasileira de Pelotização — NIBRASCO			—	18,025	—	—
Salobo Metais S.A.			8,471	5,167	6,678	5,167
Samarco Mineração S.A.			70,289	12,650	88,364	12,685
Vale International S.A.			12,248,402	2,586,767	15,614,231	1,552,782
Vale Manganês S.A.			41,089	203,740	32,495	182,054
Others			213,818	492,353	275,598	555,160

Total			12,991,322	4,099,287	17,757,858	3,059,511

Registrado no:
Current			12,991,322	2,168,941	17,757,858	1,123,183
Non-current			—	1,930,346	—	1,936,328

			12,991,322	4,099,287	17,757,858	3,059,511

			Parent Company
			Liabilities
			March 31, 2011 (unaudited)		December 31, 2010
			Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.			55,914	—	50,790	—
Companhia Portuária Baía de Sepetiba — CPBS			21,357	209	27,512	213
CVRD OVERSEAS Ltd.			—	—	3	217,150
Ferrovia Centro — Atlântica S.A.			14,324	69	18,564	59
Companhia Coreano-Brasileira de Pelotização — KOBRASCO			49,117	—	9,281	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS			205,559	56	499,791	65
Minerações Brasileiras Reunidas S.A. — MBR			111,778	270,775	31,778	270,775
MRS Logistica S.A.			25,063	—	25,121	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO			66,222	21,201	17,678	21,201
Salobo Metais S.A.			20,400	—	—	—
Vale International S.A.			610,738	31,989,369	3,972	32,412,197
Mitsui & CO, LTD			79,150	—	101,038	—
Others			260,126	7,182	213,854	1,323

Total			1,519,748	32,288,861	999,382	32,922,983

Registrado no:
Current			1,519,748	5,540,320	999,382	5,325,746
Non-current			—	26,748,541	—	27,597,237

			1,519,748	32,288,861	999,382	32,922,983

	Consolidated (Unaudited)
	Income		Cost/Expense		Financial
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Baovale Mineração S.A	852	1,552	4,873	4,523	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	23,542	10,631	—	28
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	152,053	65,217	178,437	104,145	(1,814)	1,389
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	28,957	5,253	—	(10)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	30,341	9,213	—	27
Log-in S.A.	1,642	4,968	—	—	—	(42)
Mineração Rio do Norte S.A.	22	—	17,552	34,244	—	(101)
Mitsui e Co Ltd	—	—	97,357	14,357	—	—
MRS Logistica S.A.	3,638	2,754	138,767	119,336	—	(3,701)
Samarco Mineração S.A	113,442	59,318	—	—	—	—
Vale Austrália Pty Ltd.	—	—	—	—	(33,288)	—
Others	8,547	—	6,232	7,716	1,747	1,171

Total	280,196	133,809	526,058	309,418	(33,355)	(1,239)

	Parent Company (Unaudited)
	Income		Cost/Expense		Financial
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010
Baovale Mineração S.A.	1,704	3,419	9,745	9,046	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	47,084	21,261	—	56
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	302,375	141,909	363,341	185,867	(3,694)	2,819
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	—	—	58,975	10,699	—	(20)
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	61,921	18,801	—	56
Companhia Portuária Baia de Sepetiba — CPBS	—	—	84,526	61,080	3	—
CVRD Overseas Ltd.	—	623,937	—	—	—	(7,220)
Ferrovia Centro — Atlântica S.A.	48,330	41,223	12,528	18,319	(292)	3,592
Ferrovia Norte Sul S.A.	5,347	—	—	—	—	—
Vale Canada Limited	5,620	—	—	—	—	—
Mitsui e Co Ltd	—	—	97,357	14,357	—	—
MRS Logistica S.A.	5,044	3,901	235,713	203,993	—	—
Samarco Mineração S.A.	223,333	118,636	—	—	—	(13)
Vale Energia S.A.	—	—	36,120	83,081	—	5
Vale International S.A.	11,370,205	4,418,565	—	—	(374,606)	(870,577)
Vale Manganês S.A.	22,386	25,144	—	—	—	30
Others	190	4,762	84,824	5,378	(8,358)	4,800

Total	11,984,534	5,381,496	1,092,134	631,882	(386,947)	(866,472)

Additionally, Vale retains with its Stockholders, Banco Nacional de Desenvolvimento Social and the BNDES Participacoes S. A., in the amount of R$3,795,637 and R$1,252,503, respectively, as at March 31, 2011, relating to operations of interest-bearing loans at market interest rates, whose maturity is September 2029. The operations generated interest expense in the amount of R$68,422. And financial transactions with Bradesco in the amount of R$2,821,858 as at March 31, 2011, generated in income interest expenses in the amount of R$52,140.
Remuneration of key management personnel:

	As of March 31, (Unaudited)
	2011	2010
Short-term benefits:	38,679	43,343

- Wages or pro-labor	4,852	3,963
- Direct and indirect benefits	9,123	11,487
- Bonus	24,704	27,893

Long-term benefits:	11,186	23,575

- Based on stock	11,186	23,575
Termination of position	570	379

	50,435	67,297

28 Correlation of explanatory notes of interim financial statements as of March 31, 2011 with the financial statements as of December 31, 2010

March 2011		December 2010
note		note
1	Operational Context	1

2	Summary of the Main Accounting Practices and Accounting Estimates	2

3	Critical Accounting Estimates and Assumptions	3

4	Amendments and Interpretations to Existing International Standards that are not yet in Force	4

5	Risk Management	4

6	Acquisitions and Disposals	6

7	Cash and Cash Equivalents	8

8	Short-term Investments	9

9	Accounts Receivables	11

10	Inventories	12

11	Assets and Liabilities Held for Sale	13

12	Recoverable Tax	14

13	Investments	15

14	Intangible Assets	16

15	Property, Plant and Equipment	17

16	Loans and Financing	19

17	Provision	20

18	Income Tax and Social Contribution	21

19	Employee Benefits Obligations	22

20	Classification of Financial Instruments	23

21	Fair Value Estimation	24

22	Stockholders’ Equity	25

23	Derivatives	26

24	Information by Business Segment and Consolidated Revenues by Geographic Area	27

25	Costs of Goods Sold and Services Rendered and Expenses by Nature	28/29

26	Commitments	30

27	Related Parties	31

28	Subsequent events	N/D
N/D — Not disclosed
The note 10 — Financial Assets Available for Sales and note 8 — Impairment, of the Financial Statements as of December 2010 are not being disclosed because there is no relevant changes in the period. Regarding note 5 — First-time Adoption of the Consolidated Financial Statements in Accordance with IFRS and Individual Financial Statements in Accordance with CPC, of the same financial statements, was applicable only for the first adoption.

29 Subsequent events
On April 29, 2011, Vale has approved the project of the fourth pelletizing plant of Samarco. With a capacity of 8.3 million of tons per year — Mtpy. The startup is scheduled alongside the first half of 2014 and total investment is estimated of US$ 3.0 billion (Vale holds a jointly-controll of 50% of Samarco), which is not part of the own investment program of Vale.
On April 28, 2011, the Board of Directors approved the purchase of up to 9% stake in Norte Energia S.A. (NESA), parcel owned by Gaia Energia e Participações S.A (Gaia), subject to meeting certain conditions. The NESA is a company that has as its sole objective the implementation, operation and exploitation of the UHE Belo Monte hydroelectric plant. Vale estimated an investment of R$ 2.3 billion to repay the Gaia by capital contributions made in the NESA and commitments of future capital contributions arising from the shareholding acquired.
In April 2011, Vale announced that has defined with the terms of an offer to acquire, through a subsidiary, the total capital of Metorex Limited (Metorex) of copper and cobalt producer, with operations in the African copper belt, listed on the Johannesburg Stock Exchange (JSE), by the amount of 7.35 South African rand per share, totaling ZAR 7,524 million on a diluted basis, equivalent to US $ 1,125 million at the exchange rate US $ / ZARof the last closing, to be paid in cash. The Metorex owns two mines in operation, Chibuluma is located in Zambia with an estimated capacity of 18,600 metric tons per year of concentrate copper and proven and probable reserves of 3.5 million metric tons (Mt) @ 3.8% Cu, in which it owns a 85% interest, and Ruashi is located in DRC that include a hydrometallurgical SX-EW plant, have an estimated capacity of 36,000 metric tons per year of cathode copper and 4,500 tonnes of cobalt per year, based on proven and probable reserves of 22.2 (MT) @ 2.4% Cu, in which it owns a 75% stake. In addition, Metorex has three projects in the DRC, one in development and two in the exploration stage. The acquisition is subject to approvals, consents and government permits and regulatory requirements in South Africa, Zambia and DRC, and approval of minority shareholders in subsidiary companies, as well as usual closing conditions. Moreover, the sale or transfer of Sable Zinc Kabwe Limited, a processing operation of cathode copper and cobalt in Zambia, by Metorex to third parties is also one of the conditions of the offer.

30 Board of Directors, Fiscal Council, Advisory committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Ricardo José da Costa Flores	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President
Marcelo Amaral Moraes
Fuminobu Kawashima	Chairman
José Mauro Mettrau Carneiro da Cunha
José Ricardo Sasseron	Aníbal Moreira dos Santos
Luciano Galvão Coutinho	Antônio Henrique Pinheiro Silveira
Nelson Henrique Barbosa Filho	Arnaldo José Vollet
Oscar Augusto de Camargo Filho
Paulo Soares de Souza	Alternate
Robson Rocha	Cícero da Silva
Renato da Cruz Gomes	Marcus Pereira Aucélio
Oswaldo Mário Pêgo de Amorim Azevedo
Alternate
Deli Soares Pereira	Executive Officers
Eustáquio Wagner Guimarães Gomes
Eduardo de Oliveira Rodrigues Filho
Hajime Tonoki

João Moisés de Oliveira	Roger Agnelli Chief Executive Officer
Luiz Carlos de Freitas
Marco Geovanne Tobias da Silva
Paulo Sergio Moreira da Fonseca	Carla Grasso
Raimundo Nonato Alves Amorim
Sandro Kohler Marcondes	Executive Officer for Human Resources and Corporate
Eduardo de Salles Bartolomeo
Advisory Committees of the Board of Directors	Executive Officer for Integrated Bulk Operations

Controlling Committee	Eduardo Jorge Ledsham
Executive Office for Exploration, Energy and Projects
Luiz Carlos de Freitas
Paulo Ricardo Ultra Soares	Guilherme Perboyre Cavalcanti
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer and Investor Relations

Executive Development Committee	José Carlos Martins
João Moisés de Oliveira	Executive Officer for Marketing, Sales and
José Ricardo Sasseron	Strategy
Oscar Augusto de Camargo Filho
Mario Alves Barbosa Neto
Strategic Committee	Executive Officer for Fertilizers
Roger Agnelli
Luciano Galvão Coutinho	Tito Botelho Martins
Mário da Silveira Teixeira Júnior	Executive Officer for Base Metals Operations
Oscar Augusto de Camargo Filho
Ricardo José da Costa Flores	Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Finance Committee
Guilherme Perboyre Cavalcanti	Vera Lúcia de Almeida Pereira Elias
Eduardo de Oliveira Rodrigues Filho	Chief Accountant
Luiz Maurício Leuzinger	CRC-RJ - 043059/O-8
Luciana Freitas Rodrigues

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: 5 May, 2011		Roberto Castello Branco
Director of Investor Relations